SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                   FORM 10-SB


          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                   ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                  KLEIN ENGINES & COMPETITION COMPONENTS, INC.
                  --------------------------------------------
                 (Name of Small Business Issuer in its Charter)


                Nevada                                      86-0850090
   ---------------------------------                  ---------------------
    (State or Other Jurisdiction of                     (I.R.S. Employer
     Incorporation or Organization)                    Identification No.)


  1207 N. Miller Road, Tempe, Arizona                        85281
----------------------------------------                   ----------
(Address of Principal Executive Offices)                   (Zip Code)


                                 (602) 967-5990
                          -----------------------------
                           (Issuer's Telephone Number)


           Securities to be registered under Section 12(b) of the Act:

                                      None


           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
                          -----------------------------
                                (Title of Class)

                  KLEIN ENGINES & COMPETITION COMPONENTS, INC.

                                   FORM 10-SB

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

PART I

      ITEM 1.    DESCRIPTION OF BUSINESS.....................................  1
      ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS........................ 18
      ITEM 3.    DESCRIPTION OF PROPERTY..................................... 23
      ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                 OWNERS AND MANAGEMENT....................................... 24
      ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                 AND CONTROL PERSONS......................................... 25
      ITEM 6.    EXECUTIVE COMPENSATION...................................... 26
      ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.............. 27
      ITEM 8.    DESCRIPTION OF SECURITIES................................... 27

PART II

      ITEM 1.    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                 COMMON EQUITY AND OTHER STOCKHOLDER MATTERS................. 30
      ITEM 2.    LEGAL PROCEEDINGS........................................... 31
      ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS............... 31
      ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES..................... 31
      ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS................... 32

PART F/S..................................................................... 32

PART III

      ITEM 1.    INDEX TO EXHIBITS........................................... 33
      ITEM 2.    DESCRIPTION OF EXHIBITS..................................... 33

SIGNATURES................................................................... 34

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

General

         Klein Engines & Competition Components, Inc. (the "Company") designs, develops, manufactures, assembles, sells, and reconditions a wide variety of high-performance engines and specialty components for use in high-performance engines that are utilized in automobile, marine, and airplane racing applications. The Company currently supplies complete racing engines for American Sprint Car Series ("ASCS") and World of Outlaws sprint cars, the Indy Racing League ("IRL"), American IndyCar Series, National Hot Rod Association
("NHRA") drag racing, United States Automobile Club ("USAC") midget cars, Bonneville salt flat speed records, the Bob Bondurant School of High Performance Driving in Phoenix, Arizona, and Frank Hawley's Drag Racing School in Pomona, California, among others. The Company estimates that more than 2,000 of its engines compete each week-end in racing events throughout the United States.

         The Company recently entered into an agreement with Feuling Advanced Technologies, Inc. ("Feuling") to produce a line of cylinder heads utilizing patented design features for use on large-block Chevrolet ("Chevy") truck, marine, and industrial engines. The Company also intends to expand its capacity to manufacture or modify specialty engine components to include pistons, connecting rods, and other critical engines parts. The Company engages in on-going research and development efforts, adheres to strict manufacturing and assembly quality standards, and strives to deliver superior service in order to provide high-quality, high-performance engines and engine components at reasonable prices.

         In September 1997, the Company, Thomas G. Klein (the Company's Chairman of the Board, President, and Chief Executive Officer), and International Motor Sports Group, Inc. ("IMSG") entered into a loan and option agreement (the "IMSG Option"). Pursuant to the IMSG Option, IMSG has loaned the Company approximately $617,500 as of January 31, 1998, and Mr. Klein has granted to IMSG the option to acquire all of Mr. Klein's shares of the Company's Common Stock, which currently represent approximately 52.6% of the outstanding Common Stock. IMSG, however, has advised the Company and Mr. Klein that it currently does not intend to exercise the IMSG Option. The Company and IMSG currently are engaged in discussions regarding a potential acquisition or merger transaction between the two companies, although there can be no assurance that any such transaction will be consummated. See Part I, Item 7, "Certain Relationships and Related Transactions" and Part I, Item 1, "Special Considerations - Control by Management; IMSG Option; Conflicts of Interest."

Industry Overview

         Motorsports racing in the United States consists of several distinct segments, each with its own organizing bodies and events. The largest segment, in terms of attendance and media exposure, is stock car racing, which is dominated by the National Association for Stock Car Auto Racing ("NASCAR"). The other principal segments are drag racing, with NHRA the most important organizing body, and Indy car racing, controlled by the IRL and Championship Auto Racing Teams ("CART"). ASCS and World of Outlaws are the principal sanctioning bodies for sprint car racing in the United States.

         According to USA Today, motorsports racing is the fastest growing spectator sport in the United States. Approximately 15.4 million people attended motorsports' premier events in 1996, almost three times the 1981 attendance. Approximately 5.6 million fans attended the 31 races in the NASCAR Winston Cup series in 1996, representing attendance of approximately 180,000 per event, more than double the 75,643 attendance per NASCAR Winston Cup event in 1985. Published reports estimate that attendance at NASCAR Winston Cup events in 1997 exceeded 6.0 million fans. NHRA attendance also has grown significantly in recent years, reaching total attendance of almost 1.9 million in 1996. Motorsports events have also achieved significant success on television, with
                                        1
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coverage of NASCAR and NHRA races  provided by  broadcast  and cable  television networks,  such as ABC, CBS, ESPN,  TBS, and TNN, in addition to regional sports
networks.   Television   coverage  of  sprint  car  racing  also  has  increased
substantially in recent years, with more than 50 races scheduled for broadcast in 1998. Several leading cable companies have joined forces recently to launch Speedvision, a motorsports cable network. USA Today reports that TV ratings are growing even faster than attendance, with more than 100 million people tuning in to NASCAR's televised events in 1996. The Company believes that the recent construction of new superspeedways in Los Angeles, California, Ft. Worth, Texas, Las Vegas, Nevada, and other major cities will stimulate continued growth in the motorsports industry through increased exposure to new racing enthusiasts and markets.

         The growing popularity of motorsports also has been recognized by corporate America. According to NASCAR, more than 70 of the Fortune 500 companies utilize motorsports sponsorship or other activities as part of their marketing strategies.

Strategy

         The Company's strategy is to strengthen its position as a leading manufacturer of high-performance, reliable racing engines and engine components by (i) capitalizing on its established reputation for producing high-quality, durable engines and components at reasonable prices; (ii) developing and expanding key business lines; (iii) developing its in-house component manufacturing  capacity;  (iv)  promoting  customer  awareness  and  brand  name recognition; (v) emphasizing research and development efforts; and (vi) developing strategic alliances and joint development efforts.

Capitalizing on Established Reputation for Producing High-Quality, Durable Engines and Components

         Racing is an extremely expensive endeavor, and high-performance engines represent a significant portion of the costs involved in a successful racing effort. The Company believes that race car owners are willing to pay more for a high-quality engine that delivers maximum performance with less frequent rebuilding or repairs. The Company adheres to strict quality manufacturing standards in order to develop and foster a reputation for building engines that deliver competitive power as well as reliability at reasonable prices. The
Company intends to capitalize on this reputation in order to increase sales of its engines and to expand into manufacturing and sales of high-performance components. The Company's objective is to enable as many racing enthusiasts who wish to participate in motorsports to do so competitively and affordably for as long as possible.

Developing and Expanding Key Business Lines

         The Company intends to develop and expand its core business lines. In particular, the Company has recently made significant investments in machinery and tooling necessary to expand its traditional lines of small-block and large-block Chevy engines and to acquire equipment that will be utilized to build Feuling cylinder heads as well as engines for the IRL.

Developing In-House Component Manufacturing Capacity

         The Company has initiated a long-range program to develop the in-house capacity to design and manufacture all of the components that make up the "rotating mass" of a high-performance engine, which includes crankshafts, pistons, and connecting rods. The Company believes that developing the ability to design and manufacture certain critical engine components in-house, instead of purchasing those items from independent suppliers, will enable the Company to increase the quality and availability of those components for use in the Company's engines. In addition, the capacity to manufacture certain engine components will provide the Company with an inventory of parts for sale to outside customers. The Company intends to develop its in-house capacity to design and manufacture critical engine components through a planned program of acquisitions of specialized equipment and engagement of skilled personnel, as well as strategic alliances and acquisitions of complementary businesses when those opportunities arise.

Promoting Customer Awareness and Brand Name Recognition

         The Company  continually  develops and implements  programs designed to
(i) promote customer awareness of the Company's products and their specialty application capabilities and (ii) increase customer recognition of the "Klein" and "Diatron" brand names. These efforts include advertising and promotional programs; coordinated press releases and articles that feature the Company's engines in major high-performance trade publications that are targeted to race car owners, builders, mechanics, and high-performance engine shops; sponsorship of race car teams; and participation at industry trade shows. The Company believes that these coordinated efforts enhance its customers' perception of the Company's products as high-quality, durable racing equipment.

Emphasizing on Research and Development Efforts

         The Company maintains an active research and development program to enable it to improve the performance and durability of its existing engines and components; to develop new materials, parts, and techniques that will enable its engines to produce more power with improved fuel efficiency and reliability; to improve manufacturing procedures, increase manufacturing efficiency, and reduce costs; and to develop and utilize new technological developments. The Company performs extensive engine testing on its computerized dynamometers to determine whether each new product is meeting the Company's expectations and performing according to the Company's standards. The Company also provides engines to two racing teams, which enables the Company to test new products under actual racing conditions and to obtain critical evaluations from the drivers, car owners, and mechanics. The Company currently is conducting research and testing of composite materials, including carbon fibers, graphites, and multi-dimensional silicones, that may be used to manufacture certain engine components. The Company believes that parts made from these materials will be lighter and more durable than parts currently made from cast iron, steel, or aluminum.

Developing Strategic Alliances and Joint Development Efforts

         The Company historically has utilized strategic alliances and joint development efforts as a cost-effective means of developing and producing innovative new engines and components. The Company recently entered into an arrangement under which it will provide engines to Motorsports Promotions, Inc. ("MPI") for use in trucks that MPI sells to participants in MPI's "American Race Trucks" series. The Company also has an arrangement to produce and sell a Feuling-patented cylinder head, which provides increased horsepower and torque as well as improved fuel mileage. Although the Company currently is not a party to any joint development efforts, it continually explores opportunities to develop new engine technologies or manufacturing techniques with major automobile manufacturers, race car owners, and others.

Products and Services

         The Company designs, develops, manufactures, assembles, sells, and reconditions a wide variety of high-performance engines and specialty components for use in high-performance engines that are utilized in automobile, marine, and airplane racing applications. The Company currently supplies partial and complete racing engines for a variety of racing and other high-performance vehicles. The Company intends to expand its capacity to manufacture or modify specialty engine components to include cylinder heads, pistons, connecting rods, and other critical engines parts.

Complete Racing Engines

         The   Company   builds   and   rebuilds,    or   "freshens,"   complete
high-performance racing engines. The Company currently supplies complete racing engines for ASCS and World of Outlaws sprint cars, USAC midget
                                        3
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cars,  the Indy  Racing  League,  American  IndyCar  Series,  NHRA drag  racing,
Bonneville salt flat speed records, the Bob Bondurant School of High Performance Driving, and Frank Hawley's Drag Racing School, among others. The Company has developed and refined each engine to deliver optimal performance capabilities while conforming to applicable rules of the sanctioning body for a particular
class  of  racing.   The  Company  currently   specializes  in  small-block  and
large-block Chevy engines for sprint car racing applications.

         The following table sets forth information with respect to certain of the Company's racing engines.

--------------------------------------------------------------------------------
                                                 Horsepower/
 Typical Application  Size and Type of Engine  ft. lbs. Torque     List Price
--------------------------------------------------------------------------------
Sprint Cars           World of Outlaws 410         800/640      $28,500 - 32,500
                      Sprint
--------------------------------------------------------------------------------
Sprint Cars           ASCS 358 Sprint              635/540      $19,600
--------------------------------------------------------------------------------
Sportsman Stock Cars  358 Sportsman                550/450      $11,350 - 14,635
--------------------------------------------------------------------------------
Drag                  "Killer" 706                1,000/800     $28,900
--------------------------------------------------------------------------------
Drag                  "Killer" 572                 900/750      $14,985
--------------------------------------------------------------------------------
Drag                  "Killer" 540                 850/710      $12,485
--------------------------------------------------------------------------------
Drag / Marine         "Killer" 509                 805/690      $11,485 - 14,850
--------------------------------------------------------------------------------
Drag                  "Killer" 434                 705/625      $13,950
--------------------------------------------------------------------------------
Drag                  "Killer" 421                 688/570      $12,750
--------------------------------------------------------------------------------
Drag                  GM 502 Generation 5          545/535      $11,850
--------------------------------------------------------------------------------

         The Company designs its engines to deliver peak performance at a reasonable price. For example, the Company's "small block" 358 cubic inch displacement ("c.i.d.") ASCS engine, which the Company sells for approximately $19,600, delivers performance comparable to a "large block" engine that sells for approximately $28,500. The Company believes that its small-block ASCS engines also are more economical to race, maintain, and rebuild than the large-block engines.

         The Company builds and sells its racing engines as either "short block," "long block," or complete engine assemblies. A short block consists of a tested, machined, and balanced engine block that has been fitted with a high-performance crankshaft and bearings, pistons, connecting rods, camshaft, timing chain, and oil pan. A long block consists of the short block fitted with high-performance cylinder heads, valves, valve springs, and valve covers. The Company assembles and balances each of the short block and long block assemblies that it sells. A complete engine consists of a long block fitted with the appropriate fuel injection system or carburetor, ignition system and wires, water pump, and other parts. The Company tests each of its complete racing engines on computerized dynamometer equipment. See Part I, Item 1, "Description of Business - Engine Assembly and Freshening; Component Manufacturing" and "Quality Control."

Engine Freshening

         The Company rebuilds, or "freshens," the engines that it builds, as well as similar engines built by others, after those engines have been raced for a given number of times. See Part I, Item 1, "Description of Business Engine Assembly and Freshening; Component Manufacturing."

High-Performance Engine Components

         The Company designs and develops a line of high-performance engine components that it markets directly to customers under the "Diatron" brand name. These components include crankshafts, connecting rods, pistons, push rods, valve springs, roller rocker arms, and camshafts. The Company currently purchases most of its Diatron components from third parties that manufacture the components according to the Company's specifications and tolerances. In addition to its Diatron components, the Company stocks a full line of other vendors' high-performance components for use in assembling the Company's racing engines or for resale to the Company's customers. Sales of high-performance components totaled approximately $500,000 during fiscal 1997. The Company maintains a warehouse with a complete inventory of high-performance parts required to build, service, and upgrade the engines that it sells.

         The Company's long-term plans include development of the in-house capacity to manufacture all of the components that make up the "rotating mass" of a high-performance racing engine, including the crankshaft, pistons, and connecting rods. The Company plans to concentrate its efforts on utilizing computerized equipment that will enable it to work to much more precise tolerances than those typically used by other high-performance component manufacturers. Components that are machined to closer tolerances generally provide increased horsepower and reliability. The development of the in-house capacity to manufacture engine components will require substantial investments in the equipment needed to produce and finish those components as well as the skilled personnel required to operate such equipment. There can be no assurance that the Company will have the financial resources necessary to obtain such equipment and personnel or that the Company will be able to achieve meaningful sales of internally produced engine components. Commencement of a program to produce engine components internally could result in the diversion of significant amounts of financial resources and management time and attention from the Company's existing business operations, which could have a material adverse effect on the Company's operations. See Part I, Item 1, "Special Considerations -- Need for Additional Capital" and "Special Considerations -- No Assurance of Successful Acquisitions or Product Line Expansions."

Feuling Cylinder Heads

         The Company recently entered into an agreement with Jim Feuling (the "Feuling Agreement") under which the Company has the rights to manufacture, assemble, and market patented cylinder heads designed by Feuling for use with 454 c.i.d. Chevy truck engines. These heads include several revolutionary features that provide performance increases of up to 100 horsepower and 100 foot/pounds of torque, as well as improved fuel mileage. The Company outsources the casting and initial machining of these heads to third parties. The Company then performs the final machining and assembly necessary to produce a finished, ready-to-install cylinder head. The Feuling Agreement permits the Company to sell the Feuling cylinder heads as an "aftermarket" product for use by individual owners of automobiles, trucks, recreational vehicles, and static or stationary engines. In addition, the Feuling Agreement permits the Company to sell Feuling cylinder heads to NORDSKOG Marine for marine applications. The Feuling Agreement also grants the Company a right of first refusal with respect to any new Feuling cylinder head products developed in conjunction with the licensed technology. Under the Feuling Agreement, the Company has agreed to pay Feuling an initial fee of $400,000 for the purchase of inventory and a two-year lease of equipment utilized in producing Feuling cylinder heads, with an option to purchase the equipment at the end of the two-year period. In addition, the Company will pay Feuling royalties on all sales of licensed products, subject to minimum monthly royalties.

Machine Shop Services

         In addition to sales of racing engine assemblies and high-performance engine components, the Company provides complete machine shop services for engine building and repair. These services include cleaning, magnafluxing, honing, boring, milling, and modifying engine blocks and repairing damaged aluminum or cast iron engine blocks; cylinder head surfacing, porting, and repairs; repairing, polishing, and hard chroming crankshafts; and precision balancing engine rotating assemblies.

Sales and Marketing

         The Company currently promotes its products and services primarily through advertisements placed in major industry publications that are targeted to race car owners, builders, and mechanics. These publications include Open Wheel, Stock Car Racing, Popular Hot Rodding, Performance Racing Engine Magazine, SEMA News (published by the Specialty Equipment Manufacturers Association), and Engine Rebuilders Trader. The Company reinforces its advertising efforts through periodic press releases and articles published in the magazines in which it advertises. Employees of the Company attend several racing industry trade shows each year in an effort to attract new customers and to enable them to become familiar with the Company's products and services. The Company targets its advertising and promotional efforts primarily to individual race car owners and mechanics and local high-performance engine building and supply shops. The Company utilizes an in-house sales force and independent representatives to take customer orders via toll-free telephone calls and to assist customers in determining the specific engine configurations or components required for their particular needs. Because high performance engines are relatively perishable by nature, the Company generally requires customers to deposit 50% of the purchase price for each engine before beginning assembly. The Company then requires the customer to pay the remaining 50% of the purchase price before it ships the completed engine to the customer.

Engine Assembly and Freshening; Component Manufacturing

Engine Assembly and Freshening

         The Company maintains an inventory of standard engine blocks and a variety of high-performance components that can be assembled in a variety of combinations to produce a complete, ready-to-install engine tailored to the intended racing category, applicable racing rules and restrictions, and the customer's budget. Upon receipt of an order for a specific high-performance engine, the Company's technicians conduct a rigorous, multi-step testing and inspection procedure on each engine block to ensure that the block is of sufficient quality to deliver optimal performance and reliability under rigorous racing conditions.

         A team of skilled workers then precisely machine, configure, balance, and assemble the engine block and its components to the Company's exacting specifications. This process includes boring, honing, and configuring the standard block to more precise tolerances in order to reduce vibrations; machining the cylinders to increase the size of the bore; "porting," or grinding, portions of the cylinder head to increase the flow of the fuel/air mixture to the combustion chamber; and grinding, polishing, and installing the specialized crankshaft, camshafts, pistons, connecting rods, valves and valve springs, carburetor or fuel injection system, fuel and water pumps, exhaust manifolds, and magneto.

         Following assembly in a state-of-the-art "clean room," the Company's technicians attach each engine to a computerized dynamometer testing machine. After a 30-minute warm-up and break-in period, the technicians drain and check the engine to ensure that there are no internal oil or water leaks. The technicians then refill the engine with fluids and cycle the engine through a series of "power pulls" on the dynamometer, which measures performance in terms of horsepower, revolutions per minute, and foot/pounds of torque. After testing, the technicians once again drain the engine, inspect all filters for residue, and make final adjustments before crating the ready-to-install engine for shipping to the customer.

         When an engine is returned for "freshening," the Company's technicians disassemble and inspect the engine for wear, check tolerances, and determine which components are damaged or worn out. The technicians then repair, recondition, or replace the various components and re-assemble them into a complete engine. The Company then tests the freshened engine and returns it to the customer.

         The Company provides to each customer a detailed manual describing the installation procedures and maintenance recommendations for its engines. The Company recommends that its engines be freshened at periodic intervals, and routinely performs these services for its customers. The Company works closely with its customers to answer questions, make recommendations, and otherwise assist them in maintaining their engines in peak operating condition. The Company believes that these efforts promote a loyal base of customers that will purchase additional Klein engines and recommend the Company's products to other racers.

Component Manufacturing

         The Company recently began producing Feuling-patented cylinder heads as aftermarket products for various applications. The Company outsources the casting and initial machining operations for these cylinder heads to third parties. The Company performs all finish machining, honing to size, calculation of head chamber volume, assembly, and guide installation operations at its facility in Tempe, Arizona. The Company then packages the ready-to-install cylinder head for shipment to customers.

         The Company recently developed plans and specifications for manufacturing its own line of specially designed "billet" crankshafts. The Company's process will utilize sophisticated computer-operated equipment to machine the crankshafts from a single piece of high-quality steel. The Company believes that racing crankshafts manufactured in this manner will provide performance and durability superior to traditional "forged" crankshafts currently used in most racing engines. The implementation of any program to manufacture engine components will require substantial capital investments in the equipment and materials necessary to produce such components, as well as the expenses associated with hiring and training the personnel needed to operate the equipment. There can be no assurance that the Company will have access to sufficient capital needed to successfully implement any in-house component manufacturing program. See Part I, Item 1, "Special Considerations -- Need for Additional Capital."

Quality Control

         The Company has developed detailed specifications that set forth the parts, components, procedures, tolerances, and torque settings required to build each type of racing engine that it sells. The Company strives to obtain all of the parts and components used to build its racing engines from established suppliers that it believes provide consistently high-quality products. The Company keeps detailed records of each engine that it builds or freshens in order to assist in future maintenance and freshening. These records also enable the Company to accurately track the performance and reliability of each type of engine in order to continually develop improvements to its products. The Company inspects each engine that it disassembles or repairs to determine whether and where any unusual or unacceptable wear patterns have developed, which enables the Company to incorporate improvements into future engine designs.

         The Company's in-house engineers thoroughly check and test each complete racing engine on the Company's computerized dynamometers prior to shipment in order to insure that each engine has been properly assembled and is capable of delivering peak performance. See Item 1, Part 1, "Description of Business - Products and Services - Engine Assembly and Freshening; Component Manufacturing."

Raw Materials

         The principal raw materials used in producing the high-performance engine components utilized and sold by the Company consist of cast iron, forged steel, aluminum, magnesium, and titanium. The Company utilizes a variety of components to assemble its complete racing engines, including cast iron or aluminum engine blocks, crankshafts, pistons, connecting rods, cam shafts, engine heads, valves and valve springs, carburetors, exhaust manifolds, and fuel and water pumps. The Company believes that there are alternative sources of supplies for most of these raw materials and finished components. The Company's suppliers are adequately meeting the current requirements of the Company. The Company does not, however, maintain an inventory of sufficient size to provide protection in the event that it or one of its suppliers is unable to obtain the raw materials or finished components that the Company utilizes. See Item 1, Part I, "Special Considerations - Dependence on Third Parties for Raw Materials and Manufacturing."

Customers

         Individual race car team owners and drivers and local high-performance engine building and repair shops represent the primary customers for the Company's high performance engines and components. The Company estimates that approximately 70% of the race car team owners and drivers that buy its racing engines are hobbyist racers, with full-time professional racers making up the remaining 30%. The Company markets its Feuling cylinder heads as a bolt-on application to owners of automobiles, trucks, recreational vehicles, and static or stationary engines and to NORDSKOG for marine applications.

Patents and Trademarks

         Although the Company's business historically has not depended on trademark or patent protection, the Company recognizes the increasing value of its various trade names, trademarks, and technical innovations. The Company has applied for federal trademark registration of the names "Klein Engines" and "Diatron." In addition, the Company may seek patents on its inventions in the future. The Company's ability to compete may be enhanced by its ability to protect its proprietary information, including the issuance of patents and trademarks. The process of seeking patent protection can be expensive and can consume significant management resources. The Company believes that patents may strengthen its negotiating position with respect to future disputes that may arise regarding its technology or processes. However, the Company believes that its continued success depends primarily on such factors as the technological skills and innovative abilities of its personnel rather than on any patents that it may obtain. In addition, there can be no assurance that patents will issue from pending or future applications or that any patents that are issued will provide meaningful protection or other commercial advantage to the Company.

Competition

         The high-performance engine and engine components markets are extremely competitive. The Company competes with a number of large and small domestic and international companies, some of which have greater market recognition and substantially greater financial, technical, marketing, distribution, and other resources than the Company possesses. The Company believes that Katech, Inc., Gaerte Engines, Shaver Engines, and Jack Rousch Engines represent its primary competitors for partially assembled and complete racing engines. In addition, many "do-it-yourself" engine builders and racers who cannot afford the prices that the Company charges for its engines build their own racing engines.

         The Company currently competes principally on the basis of the performance, dependability, and prices of its products and its ability to deliver finished products to its customers on a timely basis. The Company believes that its reputation for producing high-quality, dependable, and competitive racing engines and components represents a significant advantage over its competitors in the high-performance engine and engine components industry. The Company strives to develop and strengthen this reputation as a barrier to entry by existing or potential competitors. The ability of the Company to compete successfully depends on a number of factors both within and outside its control, including the quality, features, prices, and performance of its products; the quality of its customer services; its ability to recognize industry trends and anticipate shifts in consumer demands; its success in identifying technological advances and designing and marketing new products that successfully incorporate these improvements; the availability of adequate sources of manufacturing capacity and the ability of its third-party manufacturers to meet delivery schedules; its efficiency in filling customer orders; the continued popularity of motorsports generally; its ability to develop and maintain effective marketing programs that enable it to sell its products to motorsports participants; product introductions by the Company's competitors; the number, nature, and success of its competitors in a given market; and general market and economic conditions.

Backlog

         The Company generally requires full payment for its products prior to shipping. As a result, the Company does not maintain a significant backlog of orders for its products.

Government Regulation

         The  Company  is  subject  to  various   federal,   state,   and  local
governmental regulations that directly or indirectly affect its business operations. See Part I, Item 1, "Special Considerations -- Regulatory Compliance."

Insurance

         The Company maintains a $2.0 million commercial liability insurance policy. The Company currently does not, however, maintain a product liability insurance policy to cover the sale of its complete racing engines and high-performance components. There can be no assurance that the Company's insurance will be adequate to cover future product liability claims or that the Company will be able to maintain adequate liability insurance at commercially reasonable rates. See Part I, Item 1, "Special Considerations -- Risk of Product Liability Claims; Warranty Claims."

Product Returns and Warranties

         The Company generally sells its products with a limited 30-day warranty from the date of purchase. The Company's warranties generally provide that in the case of defects in material or workmanship, the Company will, at its option, either repair or replace the defective product without charge. The Company's warranties include provisions intended to limit the Company's liability under such warranties. Although the Company has not experienced any material warranty claims on its products to date, there can be no assurance that the Company will not be subjected to significant warranty claims on one or more of its products in the future. A successful warranty claim or series of claims, if sufficiently large, could have a material adverse effect on the Company.

Employees

         As of December 31, 1997, the Company employed a total of 28 persons, including 26 full-time employees, at its headquarters in Tempe, Arizona. Of these employees, 19 are involved in operations, 4 in marketing and sales and 5 in corporate and general administration. The Company has experienced no work stoppages and is not a party to a collective bargaining agreement. The Company believes that it maintains good relations with its employees.

Development of the Company

         The Company was originally incorporated in the state of Utah on September 7, 1983 under the name "Jamaica Surgical Products Corporation" for the purpose of acquiring and operating businesses. The Company's name was subsequently changed to "Jamaica Marble Company, Inc." on October 19, 1993 and "Jamaica Holding Company, Inc." on August 11, 1994 (collectively, "Jamaica"). The Company conducted a variety of business operations at various times between September 7, 1983 and May 21, 1996, but was not actively engaged in any business operations as of May 21, 1996. On May 21, 1996, the Company acquired K-Way, Inc. ("K-Way"), a privately held Nevada corporation, by issuing 4,250,000 shares of Common Stock in exchange for all of the issued and outstanding common stock of K-Way (the "Reverse Acquisition"). As a result, the four stockholders of K-Way became the owners of shares representing approximately 81% of the outstanding voting power of the Company immediately after the Reverse Acquisition; the executive officers of K-Way assumed the management of the Company; the Company's name was changed to "Klein Engineered Competition Components, Inc.;" and K-Way became a wholly owned subsidiary of the Company. K-Way, which was incorporated on December 22, 1992, and its predecessors have conducted the Company's current business operations of developing, manufacturing, and selling high-performance engines at various times since 1974. On April 1, 1997, the Company changed its domicile to the State of Nevada by merging with Klein Engines & Competition Components, Inc., a Nevada corporation formed for the purpose of changing the Company's domicile. The Company maintains its principal executive offices at 1207 N. Miller Road, Tempe, Arizona 85281, and its telephone number is 602-967-5990. As used in this Report, the term "Company" refers to Klein Engines & Competition Components, Inc., and its subsidiaries, predecessors, and acquired entities.

                             SPECIAL CONSIDERATIONS

         The following factors, in addition to those discussed elsewhere in this Report, should be carefully considered in evaluating the Company and its business.

Losses; Report of Independent Public Accountants

         Although the Company had revenue of approximately $2.2 million for the year ended September 30, 1997, an increase of approximately 17.7% over revenue of approximately $1.9 million for the year ended September 30, 1996, the Company reported a net loss of approximately $1.4 million for the year ended September 30, 1997. As of September 30, 1997, the Company had an accumulated deficit of approximately $1.2 million. Losses incurred during fiscal 1997 are attributable primarily to costs associated with financing activities; increases in general and administrative expenses; research and development costs; and depreciation expenses associated with increased investments in plant, equipment, and infrastructure. There can be no assurance that the Company will generate sufficient operating revenue, expand sales of its products, or control its costs sufficiently to achieve or sustain profitability. The Company's financial statements for the year ended September 30, 1997, have been prepared assuming that the Company will continue as a going concern. The report by the Company's independent public accountants on the Company's financial statements for the year ended September 30, 1997 states that the operating loss described above, the significant amount of debt outstanding that will be due on demand after January 31, 1998, and the Company's projections of insufficient cash flow from operations to meet its debt service requirements raise substantial doubt about the Company's ability to continue as a going concern. The Company's financial statements for the year ended September 30, 1997 do not include any adjustments relating to the recoverability and classifications of asset carrying amounts or the amount and classification of liabilities that might result in the event that the Company becomes unable to continue on a going concern. The Company currently is taking steps intended to address the factors described above, including seeking additional sources of debt or equity financing. There can be no assurance, however, that additional financing will be available to the Company on terms that are acceptable to the Company. See Part I, Item 1, "Special Considerations -- Need for Additional Capital" and Part I, Item 2, "Managements Discussion and Analysis."

Need For Additional Capital

         The Company historically has secured financing for operations and the acquisition of additional inventory and equipment through private placements of equity securities and from commercial and other loans secured by the Company's assets. As of December 31, 1997, the Company had outstanding long-term and short-term notes payable and capital lease obligations totalling approximately $2.5 million, which included $560,000 owed to IMSG pursuant to notes payable on demand at any time on or after January 31, 1998. See Part I, Item 1, "Special Considerations -- Control by Management; IMSG Option; Conflicts of Interest." IMSG has advised the Company and Mr. Klein that it currently does not intend to exercise the IMSG Option. The Company and IMSG currently are engaged in discussions regarding a potential transaction in which either of the Company or IMSG may acquire the other entity or in which the Company and IMSG will merge. There can be no assurance that IMSG will exercise its option and acquire a controlling interest in the Company or that any acquisition or merger transaction between the Company and IMSG will be consummated. In the event that the Company and IMSG fail to consummate an acquisition or merger transaction and IMSG fails to exercise its option and demands payment of the amounts owed by the Company, the Company's existing capital resources, commitments for additional financing, and cash flow from operations may not be sufficient to satisfy the amounts owed to IMSG and the Company's other capital requirements. The Company also will be required to seek additional equity or debt financing to finance future acquisitions or development of new product lines, to obtain equipment and inventory necessary to expand its in-house component manufacturing capabilities or to produce additional lines of racing engines, or to provide funds to take advantage of other business opportunities. The timing and amount of any such capital requirements cannot be predicted at this time. The Company has from time to time encountered difficulties in obtaining adequate financing on acceptable terms and there can be no assurance that such financing will be available on acceptable terms in the future. If such financing is not available on satisfactory terms, the Company may be unable to repay outstanding indebtedness to IMSG and other creditors or to expand its business at the rate desired and its operating results may be adversely affected. Debt financing increases expenses and must be repaid regardless of operating results. Equity financing could result in additional dilution to existing stockholders.

Control by Management; IMSG Option; Conflicts of Interest

         Thomas G. Klein, the Company's Chairman of the Board, President, and Chief Executive Officer, currently owns approximately 52.6% of the Company's outstanding Common Stock. As a result, Mr. Klein possesses sufficient voting power to control the business and policies of the Company. In September 1997, the Company, Mr. Klein, and IMSG entered into the IMSG Option. See Part I, Item 7, "Certain Relationships and Related Transactions." Pursuant to the IMSG Option, IMSG has loaned the Company approximately $617,500 as of January 31, 1998. These loans are due on demand at any time on or after January 31, 1998 and are secured by the Company's real property and substantially all of the Company's fixtures, tooling, and equipment. In addition, pursuant to the IMSG Option, Mr. Klein granted to IMSG the option to exchange all of his shares of the Company's Common Stock for shares of IMSG common stock. The IMSG Option is exercisable at any time on or before March 31, 1998. As a result of IMSG's ability to obtain control of the Company and to direct the policies of the Company in the event that IMSG exercises the IMSG Option, an inherent conflict of interest may arise in connection with decisions regarding the timing of and the allocation of the assets of the Company for the purposes of making payments of principal and interest on the amounts owed to IMSG. Actions taken by IMSG with respect to the exercise of the IMSG Option, corporate transactions following the exercise of the IMSG Option, and repayment of amounts owed to IMSG by the Company could have a material adverse effect on the Company and could result in significant dilution of the interests of the holders of the Company's Common Stock. IMSG has advised the Company and Mr. Klein that it currently does not intend to exercise the IMSG Option, and the Company and IMSG currently are engaged in discussions regarding a potential transaction in which either of the Company or IMSG may acquire the other entity or in which the Company and IMSG will merge. There can be no assurance that any acquisition or merger transaction between the Company and IMSG will be consummated.

Certain Factors That Could Adversely Affect Operating Results

         The Company's operating results are affected by a wide variety of factors that could adversely impact its net sales and operating results. These factors, many of which are beyond the control of the Company, include the Company's ability to identify trends and technological developments in the motorsports industry and to design, develop, and produce new high-performance engines and components that take advantage of those trends and developments; the availability and cost of raw materials, parts, and components used to manufacture or assemble its products; its ability to design and arrange for timely production and delivery of its products and components used in assembling finished engines; market acceptance of the Company's products; the level and timing of orders placed by customers; seasonality; the performance, dependability, and life cycles of and customer satisfaction with products designed, produced, and marketed by the Company; the timing of expenditures in anticipation of orders; the cyclical nature of the markets served by the Company; and competition and competitive pressures on prices. The Company's ability to increase its sales and marketing efforts to stimulate customer demand and its ability to monitor third-party manufacturing arrangements in order to maintain satisfactory delivery schedules are important factors in its long-term prospects. A slowdown in demand for the Company's products as a result of new products introduced by competitors, general economic conditions, or other broad-based factors could adversely affect the Company's operating results.

No Assurance of Successful Acquisitions or Product Line Expansions

         The Company intends to pursue a program of growth through (i) acquisitions of and alliances with other companies that could complement the Company's existing business, including acquisitions of complementary product lines, and (ii) internal development of new product lines, such as the in-house production of engine components. There can be no assurance that suitable acquisition or joint venture candidates or new product lines can be identified or that, if identified, adequate and acceptable financing sources will be available to the Company that would enable it to consummate such transactions or expansions. Furthermore, there can be no assurance that the Company will be able to integrate successfully such acquired or internally developed companies or product lines into its existing operations, to manage effectively the expanded operations, or to obtain increased revenue opportunities and cost reductions that are expected to occur as a result of anticipated synergies, all of which could increase the Company's operating expenses in the short-term and materially and adversely affect the Company's results of operations. Moreover, any acquisition or product development program by the Company may result in potentially dilutive issuances of equity securities, the incurrence of additional debt, and amortization of expenses related to goodwill and intangible assets, all of which could adversely affect the Company's profitability. Acquisitions and new product lines involve numerous risks, such as the diversion of the attention of the Company's management from other business concerns, the entrance of the Company into markets in which it has had limited or no prior experience, unforeseen liabilities that may arise in connection with the operation of acquired businesses, and the potential loss of key employees of the acquired company, all of which could have a material adverse effect on the Company's business, financial condition, and results of operations.

Potential Regulation of Corporate Sponsorship of Motorsports

         Tobacco and alcohol companies provide a significant amount of advertising and promotional support of racing events, drivers, and car owners. In August 1996, the U.S. Food and Drug Administration (the "FDA") published final regulations that will substantially restrict tobacco industry sponsorship of sporting events, including motorsports, beginning in 1998. In April 1997, a federal district judge ruled that the FDA did not have the authority to regulate tobacco marketing. That ruling, if upheld on appeal, would have the effect of overturning the FDA regulations. In addition to the FDA regulations, however, certain major manufacturers of tobacco products have reached a proposed settlement with attorneys general of a number of states that have filed lawsuits against such tobacco product manufacturers. The terms of those settlements include potential voluntary restrictions on advertising by the tobacco industry. The final terms of some or all of those settlements will be subject to approval by the United States Congress and the President of the United States. The FDA regulations, if ultimately approved, and any other legislation, regulations, or other initiatives, including the pending settlement negotiations, that limit or prohibit advertisements of tobacco and alcohol products at sporting events, including racing events, could ultimately affect the popularity of motorsports, which could have a material adverse effect on the Company. The Company believes, however, that other major consumer products companies would quickly replace tobacco and alcohol companies as sponsors of motorsports in the event that advertisement of those products declines.

Weaknesses in Internal Controls

         The Company's independent public accountants have reported to the Company that, in the course of their audit of the Company's financial statements for the fiscal year ended September 30, 1997, they discovered various conditions that they believe constitute material weaknesses in the Company's internal controls but which did not require them to modify their report on such financial statements. These conditions consist of (i) inadequate policies and procedures with respect to corporate governance, including absence of an Audit Committee of the Board of Directors, and (ii) weaknesses in the Company's financial reporting infrastructure, including lack of personnel with the requisite accounting-related skills and inadequate accounting-related processes and systems. The Company has been taking various steps intended to strengthen its internal controls, including the appointment of an Audit Committee of the Board of Directors; engaging more experienced personnel in both operational and financial positions; implementing accounting policies, procedures, and systems; and working more closely with its independent public accountants to identify weaknesses and take corrective measures. The Company also has requested its independent public accountants to perform quarterly reviews of its financial statements.

Potential Liabilities With Respect to Recent Stock Issuances

         Between February and August 1997, the Company completed a private placement of 403,500 shares of Common Stock for total consideration of $403,500. Subsequent to the completion of the private placement, the

Company determined that the financial statements disclosed to investors in connection with the private placement required certain revisions to properly account for the Reserve Acquisition. There can be no assurance that purchasers of those shares or any governmental agency will not institute proceedings against the Company for recision or for damages based on alleged omissions or misrepresentations of material information in connection with the sale of such shares. The institution of legal action against the Company arising out of the offering and sale of such shares could result in substantial defense costs to the Company, the diversion of efforts by the Company's management, and the imposition of liabilities against the Company for the amount of the purchasers' investments, plus penalties and interest. The imposition of liabilities against the Company could have a material adverse effect on the Company's financial condition and its results of operations.

Competition

         The high-performance engine and engine components markets are extremely competitive. The Company competes with a number of large and small domestic and international companies, some of which have greater market recognition and substantially greater financial, technical, marketing, distribution, and other resources than the Company possesses. The Company currently competes principally on the basis of the performance, dependability, and prices of its products and its ability to deliver finished products to its customers on a timely basis. The Company believes that its reputation for producing high-quality, dependable, and competitive racing engines and components represents a significant advantage over its competitors in the high-performance engine and engine components industry. The Company strives to develop and strengthen this reputation as a barrier to entry by existing or potential competitors. The ability of the Company to compete successfully depends on a number of factors both within and outside its control, including the quality, features, prices, and performance of its products; the quality of its customer services; its ability to recognize industry trends and anticipate shifts in consumer demands; its success in identifying technological advances and designing and marketing new products that successfully incorporate these improvements; the availability of adequate sources of manufacturing capacity and the ability of its third-party manufacturers to meet delivery schedules; its efficiency in filling customer orders; the continued popularity of motorsports generally; its ability to develop and maintain effective marketing programs that enable it to sell its products to motorsports participants; product introductions by the Company's competitors; the number, nature, and success of its competitors in a given market; and general market and economic conditions. There can be no assurance that the Company will continue to be able to compete successfully in the future.

Rapid Market Changes

         The markets for the Company's products are subject to rapidly changing customer requirements, a high level of competition, seasonality, and a constant need to create and market new products. Demand for high-performance engines and components is influenced by technological developments; prices, performance, and availability of competing products; rule changes by sanctioning bodies;
increased or decreased availability of sponsorship monies to racing teams; marketing and advertising expenditures; and general economic conditions. Because these factors can change rapidly, customer demand also can shift quickly. New high-performance engines and components frequently can be successfully marketed for only a limited time. The Company may not always be able to respond to changes in customer requirements and demand because of the amount of time and financial resources that may be required to bring new products to market. The inability to respond quickly to market changes could have an adverse impact on the Company's operations. See Part I, Item 1, "Description of Business - Products and Services."

Fluctuations in Sales

         Sales of high-performance engines and components are lowest in the fourth calendar quarter of each year, corresponding with the end of the racing season. Seasonal fluctuations in quarterly sales may require the Company to take temporary measures, including increased or decreased personnel, additional borrowings, and other operational changes, and could result in unfavorable quarterly earnings comparisons.

Dependence on Third Parties for Raw Materials and Manufacturing

         The Company depends upon third parties to manufacture the engine blocks and most of the components used to assemble its racing engines or sold directly to customers. Although the third-party manufacturers produce many of those products according to the Company's specifications, the Company has limited control over the manufacturing processes themselves. In addition, although the Company believes that all raw materials, component parts, and other suppliers that it requires are currently available in adequate amounts, there can be no assurance that shortages will not develop in the future. Certain of the raw materials and component parts for the Company's products are purchased from a single supplier or a limited number of suppliers. The Company does not have long-term written agreements with its suppliers. The inability of the Company or its suppliers to obtain the raw materials or components used in making the Company's products and any difficulties encountered by the third-party manufacturers that result in product defects, production delays, cost overruns, or the inability to fulfill orders on a timely basis could have a material adverse effect on the Company. The Company obtains parts and components on a purchase order basis and does not have long-term contracts with any of its third-party manufacturers. Most of the manufacturers of these products are located in the United States, and the Company believes that a number of alternative sources for each of these products is readily available in the event that the Company is unable to obtain products from any particular manufacturer. Although the Company believes it would be able to secure other third-party manufacturers that could produce products for the Company on relatively short notice, the Company's operations would be adversely affected if it lost its relationship with any of its current suppliers or if its current suppliers' operations were disrupted or terminated even for a relatively short period of time. The Company does not maintain an inventory of sufficient size to provide protection for any significant period against an interruption of supply, particularly if it were required to utilize an alternative source of supply.

Dependence on New Products and Product Improvements

         The Company's operating results depend to a significant extent on its ability to continue to develop and introduce on a timely basis new products and product improvements that compete effectively on the basis of price and which address customer requirements. The success of new product introductions or improvements depends on various factors, including proper new product selection, research and development of new product improvements or enhancements, successful sales and marketing efforts, timely production and delivery of new products, and customer acceptance of new products. There can be no assurance that any new products or product improvements will receive or maintain substantial market acceptance. If the Company were unable to design, develop, and introduce competitive products on a timely basis, its future operating results would be adversely affected. See Part I, Item 1, "Description of Business - Products and Services."

Management of Growth

         Since 1995, the Company's business operations have undergone significant changes and growth, including emphasis on and expansion of its racing engine lines and significant investments in equipment and tooling. The Company's ability to manage effectively any significant future growth, however, will require it to further enhance its operational, financial, and management systems; to expand its facilities and equipment; to receive raw materials and finished products from third-party manufacturers on a timely basis; and to successfully hire, train, and motivate additional employees. The failure of the Company to manage its growth on an effective basis could have a material adverse effect on the Company's operations. The Company may be required to increase staffing and other expenses as well as make expenditures on capital equipment and manufacturing sources in order to meet the anticipated demand of its customers. Sales of the Company's racing engines and high-performance components are subject to changing customer demands, and customers for the Company's products generally do not commit to firm orders for more than a short time in advance. The Company's profitability would be adversely affected if the Company increases its expenditures in anticipation of future orders that do not materialize. Certain customers also may increase orders for the Company's products on short notice, which would place an excessive short-term burden on the Company's resources.

Regulatory Compliance

         The Company is subject to various federal and state governmental regulations related to occupational safety and health, labor, and wage practices as well as federal, state, and local governmental regulations relating to the use, storage, discharge, handling, emission, generation, manufacture, and disposal of toxic, volatile, or other hazardous substances used to produce the Company's products. The Company has completed certain renovations of its facilities and believes that it currently is in material compliance with such regulations. In the ordinary course of its business, the Company uses metals, oils, and similar materials, which are stored on site. The waste created by use of these materials is transported off-site on a regular basis by a state-registered waste hauler. Although the Company is not aware of any material claim or investigation with respect to these activities, there can be no assurance that such a claim will not arise in the future or that the cost of complying with governmental regulations in the future will not have a material adverse effect on the Company. The Company also will be required to comply with recently issued, more stringent regulations governing the storage of petroleum products by December 1998. Failure to comply with current or future environmental regulations could result in the imposition of substantial fines on the Company, suspension of production, alteration of its production processes, cessation of operations, or other actions that could materially and adversely affect the Company's business, financial condition, and results of operations.

Risk of Product Liability Claims; Warranty Claims

         The nature of the Company's business exposes it to risk from product liability claims. The Company currently does not carry product liability insurance. Although the Company is evaluating the cost and availability of product liability insurance, such coverage is becoming increasingly expensive and difficult to obtain. There can be no assurance that the Company will be able to maintain adequate product liability insurance at commercially reasonable rates or that the Company's insurance will be adequate to cover future product liability claims. Any losses that the Company may suffer as a result of product liability claims could have a material adverse effect on the Company's business, financial condition, and results of operations. In addition, product liability litigation could adversely affect the reputation and marketability of the Company's products.

         The Company maintains a warranty return policy that allows customers to return certain defective products that are covered under the Company's limited warranty. There can be no assurance that future warranty claims will not be materially greater than anticipated and have a material adverse effect on the Company's business, financial condition, and results of operations. See Part I,
Item 1, "Product Returns and Warranties."

Dependence on Key Personnel

         The Company's development and operations to date have been, and its proposed operations will be, substantially dependent upon the efforts and abilities of its senior management, including Thomas G. Klein, the Company's Chairman of the Board, President, and Chief Executive Officer. The Company's success will depend upon its ability to attract, retain, and motivate qualified personnel. The loss of services of one or more of its key employees, particularly Mr. Klein, could have a material adverse affect on the Company. The Company currently does not maintain key person insurance on the life of Mr. Klein or any other key employees or officers.

Thin Trading Market; Possible Volatility of Stock Price; Penny Stock Rules

         The trading volume of the Company's Common Stock historically has been limited, and there can be no assurance that an active public market for the Company's Common Stock will be developed or sustained. The trading price of the Company's Common Stock in the past has been and in the future could be subject to wide fluctuations in response to quarterly variations in operating results of the Company, actual or anticipated announcements of new products by the Company or its competitors, changes in analysts' estimates of the Company's financial performance, general conditions in the markets in which the Company competes, worldwide economic and financial conditions, and other events or factors. The stock market also has experienced extreme price and volume fluctuations that have particularly affected the market prices for many rapidly expanding companies and often have been unrelated to the operating performance of such companies. These broad market fluctuations and other factors may adversely affect the market price of the Company's Common Stock. See Part II,
Item 1, "Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters."

         The Company's Common Stock may from time to time be subject to the "penny stock" rules as promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In the event that no exclusion from the definition of a "penny stock" under the Exchange Act is available, then any broker engaging in a transaction in the Company's Common Stock will be required to provide any customer with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market values of the Company's securities held in the customer's accounts. The bid and offer quotation and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation. Certain brokers are less willing to engage in transactions involving "penny stocks" as a result of the additional disclosure requirements described above, which may make it more difficult for holders of the Company's Common Stock to dispose of their shares.

Shares Eligible for Future Sale; Potential Depressive Effect on Stock Price

         Of the 7,833,902 shares of Common Stock currently outstanding, approximately 2,306,000 shares are eligible for resale in the public market without restriction unless held by an "affiliate" of the Company, as that term is defined under the Securities Act of 1933, as amended (the "Securities Act"). The approximately remaining 5,528,000 shares of Common Stock currently outstanding are "restricted securities," as that term is defined in Rule 144, and may be sold only in compliance with Rule 144, pursuant to registration under the Securities Act, or pursuant to an exemption therefrom. Affiliates also are subject to certain of the resale limitations of Rule 144 as promulgated under the Securities Act. Generally, under Rule 144, each person who beneficially owns restricted securities with respect to which at least one year has elapsed since the later of the date the shares were acquired from the Company or an affiliate of the Company may, every three months, sell in ordinary brokerage transactions or to market makers an amount of shares equal to the greater of one percent of the Company's then-outstanding Common Stock or, if the shares are quoted on Nasdaq or a stock exchange, the average weekly trading volume for the four weeks prior to the proposed sale of such shares. Sales under Rule 144 also are subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about the Company. A person who is not an affiliate, who has not been an affiliate within three months prior to sale, and who beneficially owns restricted securities with respect to which at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company, is entitled to sell such shares under Rule 144(k) without regard to any of the volume limitations or other requirements described above. Sales of substantial amounts of Common Stock by stockholders of the Company, or even the potential for such sales, are likely to have a depressive effect on the market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

Lack of Dividends

         The Company has never paid any cash dividends on its Common Stock and does not currently anticipate that it will pay dividends in the foreseeable future. Instead, the Company intends to apply earnings to the expansion and development of its business.

Change in Control Provisions

         The Company's Articles of Incorporation, Bylaws, and Nevada law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of the Company, even when those attempts may be in the best interests of stockholders. See Part I, Item 8, "Description of Securities."

Cautionary Statement Regarding Forward-Looking Statements

         Certain statements and information contained in this Report under the headings "Business," "Special Considerations," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," concerning future, proposed, and anticipated activities of the Company, certain trends with respect to the Company's revenue, operating results, capital resources, and liquidity or with respect to the markets in which the Company competes or the motorsports industry in general, and other statements contained in this Report regarding matters that are not historical facts are forward-looking statements, as such term is defined in the Securities Act. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond the Company's control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed elsewhere under this Part I, Item 1, "Description of Business - Special Considerations."

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS

Selected Financial Data

         The following table summarizes certain selected consolidated financial data of the Company and is qualified in its entirety by the more detailed Consolidated Financial Statements and Notes thereto appearing elsewhere herein. The data has been derived from the consolidated financial statements of the Company audited by Arthur Andersen LLP, independent public accountants.

                                                  Nine Months
                                                     Ended          Year Ended
                                                 September 30,     September 30,
                                                 -------------     -------------
                                                     1996              1997
                                                     ----              ----
Consolidated Statements of Operations:                   (in thousands,
                                                    except per share amounts)

Sales .......................................       $ 1,522           $ 2,202
Cost of sales ...............................         1,160             1,728
                                                    -------           -------
    Gross profit ............................           362               474
                                                    -------           -------
Operating expenses:
   General and administrative ...............           195               707
   Research and development .................          --                 199
   Depreciation .............................            47               123
   Acquisition and financing related expenses            23               796
                                                    -------           -------
                                                        265             1,825
                                                    -------           -------

    Operating income (loss) .................            97            (1,352)
                                                    -------           -------
Other expenses (income):
   Interest expense .........................            15               103
   Other (income) ...........................          --                 (45)
                                                    -------           -------
                                                         15                57
                                                    -------           -------

Income (loss) before income taxes ...........            82            (1,409)
Provision for income taxes ..................           (19)             --
                                                    -------           -------
Net income (loss) ...........................       $    63           $(1,409)
                                                    =======           =======

Earnings (loss) per common share ............       $  0.01           $ (0.20)
                                                    =======           =======

Weighted average common shares outstanding...         5,186             6,953

                                                   Sept. 30,         Sept. 30,
                                                     1996              1997
                                                   --------          --------
Consolidated Balance Sheet Data                          (in thousands)
   (at end of period):
Working capital..............................       $   818           $   407
Total assets.................................         1,500             3,854
Notes payable and capital lease obligations..           182             1,700
Shareholders' equity.........................         1,073             1,372

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Basis of Presentation

         On May 21, 1996, the Company acquired K-Way by issuing 4,250,000 shares of Common Stock for all of the issued and outstanding common stock of K-Way. See
Part I, Item 1, "Business -- Development of the Company." Immediately following the Reverse Acquisition, the former stockholders of K-Way owned an aggregate of approximately 81% of the outstanding shares of the Company's Common Stock. Accordingly, for accounting purposes, the Reverse Acquisition has been treated as a recapitalization of K-Way, with K-Way considered to be the acquiring entity and Jamaica the acquired entity, even though the Company is the surviving legal entity. As a result, (i) the historical financial statements of Jamaica for the periods prior to the date of the Reverse Acquisition are no longer the historical financial statements of the Company and therefor are not presented;
(ii) the historical financial statements of the Company for periods prior to the Reverse Acquisition are those of K-Way; and (iii) all references to the financial statements of the "Company" apply to the historical financial statements of K-Way prior to and subsequent to the Reverse Acquisition.

         Upon consummation of the Reverse Acquisition, the Company changed its fiscal year end from a calendar year basis to a fiscal year ending September 30. Accordingly, the Company's Consolidated Financial Statements include a transition period for the nine months ended September 30, 1996, instead of a full year. For comparison purposes, the Company's unaudited condensed financial information for the year ended September 30, 1996, as set forth in "Results of Operations," below, includes unaudited results for the three months ended December 31, 1995 and audited results for the nine months ended September 30, 1996.

Overview

         The Company designs, develops, manufactures, assembles, sells, and reconditions a wide variety of high-performance engines and specialty components for use in high-performance engines that are utilized in automobile, marine, and airplane racing applications. The Company currently supplies complete racing engines for use in the American Sprint Car Series, World of Outlaws sprint cars, Indy Racing League, American Indy Car Series, National Hot Rod Association, United States Automobile Club, the Bob Bondurant School of High Performance Driving, and Frank Hawley's Drag Racing Schools, among others.

         The Company's revenue consists primarily of sales of engines and engine parts for high-performance engines. Costs of sales consists of the cost of engine blocks and the various components (cylinder heads, crankshafts, pistons, rings, and other components) that make up the finished product, plus direct labor and other miscellaneous costs. Operating expenses include general corporate expenses, sales salaries, taxes, fringe benefits, as well as the cost of support services to the engine building operations.

Results of Operations

         The following table sets forth, for the periods indicated, the condensed operating results of the Company. The condensed financial information set forth below includes unaudited results for the three months ended December 31, 1995; audited results for the nine months ended September 30, 1996; and audited results for the year ended September 30, 1997.

                                    Three Months
                                        Ended              Nine Months           Year Ended
                                  December 31, 1995           Ended          September 30, 1996        Year Ended
                                     (unaudited)        September 30, 1996      (unaudited)        September 30, 1997
                                  -----------------     ------------------   ------------------    ------------------

Sales .....................          $   348,518           $ 1,521,561          $ 1,870,079           $ 2,201,582
Cost of sales .............              265,525             1,159,912            1,425,437             1,727,942
Gross profit ..............               82,993               361,649              444,642               473,640
Operating expenses ........              164,063               264,953              429,016             1,825,430
Net operating income (loss)              (81,070)               96,696               15,626            (1,351,790)
Net income (loss) .........          $   (65,390)          $    62,632          $    (2,758)          $(1,409,204)

         The following table sets forth, for the periods indicated, the percentage of total sales represented by certain financial statement items.

                                            Year Ended
                                         September 30, 1996       Year Ended
                                            (unaudited)       September 30, 1997
                                         ------------------   ------------------

Sales .................................        100.0%               100.0%
Cost of sales .........................         76.2                 78.5
Gross profit ..........................         23.8                 21.5
Operating expenses ....................         22.9                 82.9
Net operating income (loss) ...........          0.8                (61.4)
Net income (loss) .....................          0.1%               (64.0)%


Year Ended September 30, 1997 Compared with Year Ended September 30, 1996

         Sales increased 18% to approximately $2.2 million for the year ended September 30, 1997 from approximately $1.9 million for the year ended September 30, 1996. The approximately $332,000 increase in sales resulted primarily from
(i) sales of Nissan Infiniti IRL engines during 1997, for which there were no corresponding sales during 1996, and (ii) increased demand for the Company's high performance engines and components parts.

         Gross profit increased to approximately $474,000 in 1997 from approximately $445,000 in 1996, representing 21.5% and 23.8% of sales, respectively. The decrease in gross profit as a percentage of sales resulted primarily from the high level of direct fixed costs associated with the production of Nissan Infiniti IRL engines compared with fewer than anticipated sales of such engines. The Company expects that this situation will continue until such time that sales of Nissan Infiniti IRL engines increase to a sufficient level to leverage its direct fixed costs. Gross profit as a percentage of sales of the Company's other high performance engines and component parts remained relatively constant year over year.

         Operating expenses increased to approximately $1.8 million during 1997 from approximately $429,000 during 1996, an increase of $1,396,000. The Company attributes the increase in operating expenses to (i) a charge of approximately $796,000 for acquisition and financing related expenses during 1997, compared with a charge of $22,500 during 1996; (ii) approximately $200,000 of research and development expenses in 1997 for which there were no corresponding amounts in 1996; (iii) increased depreciation expense associated with significant additions of property and equipment during 1997; and (iv) an increase in general and administrative expenses, including payroll and professional fees associated with the Company's efforts to expand its business and to become a reporting entity under the Exchange Act. Approximately $700,000 of the fiscal 1997 charge for acquisition and financing related expenses described above was related to non-cash capital stock transactions. See additional information in the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere herein.

         Excluding the effects of the non-recurring charge of $700,000 included in acquisition and financing related expenses associated with non-cash capital stock transactions as described above, the Company generated a net loss of approximately $(709,200), or $(0.10) per share, during fiscal 1997 compared with a net loss of approximately $(2,800), or $(0.00) per share, during 1996. Including the $700,000 non-recurring charge, the Company generated a net loss of approximately $(1,409,000), or $(0.20) per share, during fiscal 1997.

         As indicated in the results of operations, the Company incurred a significant loss from operations during 1997 and recorded near breakeven results for 1996. The Company currently is taking steps intended to lower its operating costs. These steps include evaluating the marketability of certain non-earning assets and actively managing non-revenue related activities such as research and development costs. The Company anticipates, however, that it will incur substantial costs related to accounting, legal, and other professional fees associated with financing related activities, acquisitions, and becoming a reporting entity under the Exchange Act. In order to improve its operating results, the Company also intends to strengthen its position as a leading manufacturer of high-performance, reliable racing engine components by (i) capitalizing on its established reputation for producing high-quality, durable engines and components at reasonable prices; (ii) developing and expanding key business lines; (iii) developing its in-house component manufacturing capacity;
(iv) promoting customer awareness and brand name recognition; (v) emphasizing research and development efforts; and (vi) developing strategic alliances and joint development efforts. See Item I, Part 1, "Description of Business -- Strategy."

Seasonality

         Because the bulk of the auto racing season is concentrated between the months of February and November, sales historically have been higher during that period. The Company believes, however, that with the addition of its program to sell engines for MPI's "American Race Trucks" series, the Feuling cylinder head program, and other engine component sales, its seasonal fluctuations of sales volume will decline beginning in fiscal year 1998.

Liquidity and Capital Resources

         The Company has funded its operations to date through the private sale of equity securities, debt, and cash flow from operations. At September 30, 1997, the Company had cash and cash equivalents of approximately $86,000, representing a decrease of approximately $296,000 from the total of approximately $382,000 at September 30, 1996. See Notes 1, 2, and 3 of Notes to Consolidated Financial Statements.

         The Company's net cash used in operating activities was approximately $857,000 and $256,000 for the fiscal year ended September 30, 1997 and for the nine months ended September 30, 1996, respectively. Net cash used in operations during the year ended September 30, 1997 and the nine months ended September 30, 1996 consisted primarily of increases in inventory. The Company carries a large inventory of parts and work in process. This enables the Company to deliver quality engines and engine components in a timely manner. The Company believes that improved inventory turnover will result following the installation of a recently purchased computerized management information system.

         The Company's investing activities used cash of approximately $1.9 million in fiscal 1997 and approximately $25,000 in the nine months ended September 30, 1996. In fiscal 1997, the Company used cash to purchase buildings and real estate, to acquire machinery and equipment, and to a lesser extent to acquire royalty rights to produce and market new products. See Note 5 to the Consolidated Financial Statements. In the nine months ended September 30, 1996, the Company used cash to acquire machinery and equipment and as an earnest money deposit for a pending real estate acquisition that was completed during fiscal 1997.

         The Company's financing activities provided cash of approximately $2.5 million in fiscal 1997 and approximately $662,000 in the nine months ended September 30, 1996. In fiscal 1997, approximately $953,000 was provided from the issuance of Common Stock and approximately $1.7 million was provided by the issuance of short-term and long-term debt.

         On September 16, 1997, the Company, Thomas G. Klein, and IMSG entered into the IMSG Option. Under the terms of that agreement, IMSG has loaned the Company $617,500, at 12% interest, due on demand after January 31, 1998, secured by the Company's real property and substantially all of the equipment and fixtures of the Company presently owned or newly acquired. IMSG or its assignees also have an option to acquire all the shares of the Company owned by Thomas G. Klein, the Company's Chairman of the Board, President, and Chief Executive Officer, in exchange for an equivalent number of shares of IMSG. Mr. Klein currently owns approximately 52.6% of the Company's outstanding Common Stock. As of September 30, 1997, $125,000 had been advanced to the Company under the IMSG Option. IMSG advanced the remainder of the funds during the first and second quarters of fiscal 1998 to enable the Company to meet general working capital requirements. IMSG has advised the Company and Mr. Klein that it currently does not intend to exercise the IMSG Option, and the Company and IMSG currently are engaged in discussions regarding a potential acquisition or merger transaction between the two companies. There can be no assurance, however, that any such transaction will be consummated. See Part I, Item 7, "Certain Relationships and Related Transactions" and Part I, Item 1, "Special Considerations - Control by Management; IMSG Option; Conflicts of Interest."

         The Company's financial statements for the year ended September 30, 1997, have been prepared assuming that the Company will continue as a going concern. The report by the Company's independent public accountants on the Company's financial statements for the year ended September 30, 1997 states that the Company's operating losses during fiscal 1997, the acquisition of a significant amount of equipment through the issuance of notes payable, and the Company's projections of insufficient cash flow from operations to meet its debt service requirements raise substantial doubt about the Company's ability to continue as a going concern. See Part I, Item 1, "Special Considerations -- Losses; Report of Independent Public Accountants" and "Special Considerations -- Need for Additional Capital." The Company's financial statements for the year ended September 30, 1997, do not include any adjustments relating to the recoverability and classifications of asset carrying amounts or the amount and classification of liabilities that might result in the event that the Company becomes unable to continue on a going concern. In the event that the Company and IMSG fail to complete a merger or acquisition transaction and IMSG fails to exercise the IMSG Option, the Company's existing capital resources, commitments for additional financing, and cash flow from operations may not be sufficient to satisfy the amounts owed to IMSG and the Company's other capital requirements. Should the Company and IMSG fail to complete a merger or acquisition transaction and IMSG fails to exercise the IMSG Option, the Company intends to refinance the notes payable to IMSG and other current obligations through the sale and leaseback of its real property assets and through the issuance of short-term or long-term debt and/or equity securities. There can be no assurance, however, that adequate amounts of financing will be available on acceptable terms.

ITEM 3.           DESCRIPTION OF PROPERTY

         The Company owns a facility in Tempe, Arizona, consisting of an approximately 16,700 square foot building on a 1.4 acre site. The Company uses approximately 14,300 square feet for its engine assembly, component manufacturing, machine shop, and engine testing operations; approximately 1,500 square feet for warehouse space; and approximately 900 square feet for corporate offices. The Company currently is investigating the feasibility of entering into a sale and leaseback transaction with respect to this property.

         In June 1997, the Company purchased a facility consisting of an approximately 13,500 square foot building on a 45,145 square foot lot adjacent to its existing facility for future expansion purposes. This facility currently is leased to a third party through December 15, 1998. The Company has determined that it currently does not intend to utilize this facility for expansion and has listed the property for sale.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of January 31, 1998 by (i) each director and executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) each other person known by the Company to be the beneficial owner of more than five percent of the Common Stock.

                                                Shares Beneficially Owned (1)(2)
                                                --------------------------------
Name and Address of Beneficial Owner                  Number       Percent
------------------------------------                  ------       -------

Directors and Executive Officers
--------------------------------

Thomas G. Klein ..............................      4,118,200        52.4%
Stephen E. Stapleton .........................            150          *
William H. Tempero ...........................         20,000          *
Robert P. Griffin ............................         10,000          *
Terry E. Nish ................................         15,000          *
James R. Medley ..............................              0          *
All directors and officers as
   a group (six persons) .....................      4,163,350        53.2%

Non-Management 5% Stockholders
------------------------------

International Motor Sports Group, Inc.(3) ....      4,118,200        52.4%
State Mutual Insurance Company(4) ............        400,000         5.1%

---------------------
*    Less than 1% of the outstanding shares of Common Stock.

(1) Except as indicated, and subject to community property laws when applicable, the persons named in the table have sole voting and investing power with respect to all shares of Common Stock shown as beneficially owned by them. Except as otherwise indicated, each of such persons may be reached through the Company at 1207 N. Miller Road, Tempe, Arizona 85281.
(2) The numbers and percentages shown include shares of Common Stock issuable to the identified person pursuant to stock options or warrants that may be exercised within 60 days after January 31, 1998. In calculating the percentage of ownership, such shares are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by any other persons.
(3) Represents an option to acquire all of the shares of Common Stock owned by Thomas G. Klein. See Part I, Item 1, "Certain Relationships and Related Transactions." The address of IMSG is 15302 25th Drive SE, Mill Creek, Washington 98012.
(4) The address of State Mutual Insurance Company is 28 Margo Trail, Rome, Georgia 30161.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

         The following table sets forth certain information regarding the Company's directors and executive officers.

         Name                           Age          Position Held
         ----                           ---          -------------

         Thomas G. Klein                55           Chairman of the Board, President, and Chief
                                                       Executive Officer
         Stephen E. Stapleton           49           Secretary, Treasurer, and Chief Financial Officer
         Robert P. Griffin              64           Director
         Terry E. Nish                  60           Director
         William H. Tempero             54           Director
         James R. Medley                57           Director

         Thomas G. Klein has served as the Company's Chairman of the Board, President, and Chief Executive Officer since May 1996. Mr. Klein served as the Chairman of the Board, President, and Chief Executive Officer of K-Way from December 1992 until the Reverse Acquisition in May 1996. Mr. Klein has been involved in the motorsports industry as a race car driver, owner, and builder since 1960, and as a builder of high-performance engines since 1965.

         Stephen E. Stapleton has served as the Company's Secretary, Treasurer, and Chief Financial Officer since January 1998. Mr. Stapleton served as the Company's finance director from October 1997 to January 1998. Mr. Stapleton was engaged in international financial consulting services from November 1993 to October 1997. During this period, Mr. Stapleton performed a variety of financial accounting functions for several publicly and privately held companies, including AMT International, US West Long Distance, STN Ltd., and Energis Communications. From February 1992 to September 1993, Mr. Stapleton served as Vice President -Finance, Chief Financial Officer, Secretary, and Treasurer of Yellowstone Environmental Services, a publicly held environmental engineering company. From December 1986 to January 1992, Mr. Stapleton was employed at Chase Bank of Arizona, most recently as Senior Vice President and Chief Financial Officer. Mr. Stapleton is a Certified Public Accountant in the state of Ohio.

         Robert P. Griffin has served as the director of the Company since May 1996. Mr. Griffin recently retired after serving as President and General Manager of wholesale and retail propane gas and refined fuels companies in western New Mexico and eastern Arizona for 30 years. Mr. Griffin currently serves as a consultant to propane companies in New Mexico and Arizona.

         Terry E. Nish has served as a director of the Company since May 1996. Mr. Nish currently serves as President of Servi-Tech, Inc., a manufacturer and supplier of machinery and parts to the beverage industry that Mr. Nish founded in 1969. Mr. Nish also is an owner and driver of the VESCO/NISH Streamliner which, powered by a 480 cubic inch small block Chevy engine built by the Company, currently holds the world record for its category of 344.561 miles per hour.

         William H. Tempero has served as a director of the Company since May 1996. Mr. Tempero owns and operates Bill Tempero's High Performance Center in Fort Collins, Colorado. Mr. Tempero also is a founder and President of the American Indy Car Series and a four-time champion of the American Indy Car Series. Mr. Tempero also was one of the original founders of the Championship Auto Racing Teams.

         James R. Medley has served as a director of the Company since December 1997. Since March 1976, Mr. Medley has served as President of Laux Medley Norris, Inc., which serves as investment advisors and business counselors and which currently has approximately $120 million in assets under management. Mr. Medley also currently serves as Treasurer and Chief Financial Officer of Leading-Edge Earth Products, Inc., a publicly traded development stage company engaged in developing and manufacturing building construction components.

ITEM 6.           EXECUTIVE COMPENSATION

Summary of Cash and Other Compensation

         The following table sets forth all compensation for the fiscal years ended September 30, 1994, 1995, and 1996 earned by the Company's Chief Executive Officer for services rendered to the Company. No other executive officer of the Company earned more than $100,000 during such fiscal years.

                           SUMMARY COMPENSATION TABLE

                                      Annual Compensation
                                -------------------------------     All Other
Name and Principal Position     Year    Salary($)(1)   Bonus($)  Compensation(2)
---------------------------     ----    ------------   --------  ---------------

Thomas G. Klein,                1996      $78,161        --          $   840
Chairman of the Board,          1995       65,320        --             --
President, and Chief            1994       53,298        --             --
Executive Officer

--------------
(1) Mr. Klein received certain perquisites, the value of which did not exceed 10% of his salary and bonus.
(2) Amounts shown for fiscal 1997 represent matching contributions made by the Company to the Company's 401(k) Plan.

         The Company offers medical insurance benefits to its employees, including executive officers and directors who also are employees of the Company. The Company currently does not have a stock option plan, long-term incentive plan, or defined benefit or actuarial plan.

401(k) Profit Sharing Plan

         In January 1997, the Company adopted a defined contribution plan (the "401(k) Plan") that qualifies as a cash or deferred profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). Under the 401(k) Plan, participating employees may defer from 1% to 15% of their pre-tax compensation, subject to the maximum annual dollar amount permitted under the Internal Revenue Code. The Company will contribute $0.10 for each dollar contributed by the employee. In addition, the 401(k) Plan provides that the Company may make an employer profit sharing contribution in such amounts as may be determined by the Board of Directors.

Directors' Compensation

         The Company historically has not compensated its directors for their services to the Company. Directors may be reimbursed for certain expenses in connection with attendance at board and committee meetings.

Board Committees

         The Compensation Committee currently consists of Messrs. Klein and Medley. The Compensation Committee establishes salaries, incentive and other forms of compensation for officers and other employees, administers incentive compensation and benefit plans, and recommends policies relating to such plans. The Audit Committee consists of Messrs. Nish, Tempero, Griffin and Medley. The Audit Committee meets periodically with management and the Company's independent auditors and reviews the results and scope of the audit and other services provided by the Company's independent auditors, and the adequacy of internal controls.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Thomas G. Klein, the Company's Chairman of the Board, President, and Chief Executive Officer, has personally guaranteed repayment of certain of the Company's obligations. As of September 30, 1997, Mr. Klein had personally guaranteed loans and capital lease obligations of the Company totalling approximately $1.3 million.

         During fiscal 1997, Thomas G. Klein loaned the Company $50,000 on an interest-free basis. The Company repaid the loan to Mr. Klein in October 1997.

         In September 1997, the Company, Thomas G. Klein, and IMSG entered into the IMSG Option. IMSG engages in a variety of motorsports-related businesses, including owning IRL and NHRA race car teams and owning the rights to high-performance lubricants marketed under the "Royal Purple" brand name. Pursuant to the IMSG Option, IMSG has loaned the Company approximately $617,500 as of January 31, 1998. These loans are due on demand at any time on or after January 31, 1998 and are secured by the Company's real property and substantially all of the Company's fixtures, tooling, and equipment. In addition, pursuant to the IMSG Option, Mr. Klein granted to IMSG the option to exchange all of his shares of the Company's Common Stock (approximately 52.6% of the outstanding Common Stock) for shares of IMSG common stock. The IMSG Option is exercisable at any time on or before March 31, 1998. In the event that IMSG exercises the IMSG Option, IMSG and Mr. Klein have agreed to enter into an employment contract pursuant to which Mr. Klein will remain as President of the Company at a salary of $125,000 per year. Also in connection with the IMSG Option, the Company and Mr. Klein have entered into a registration rights agreement. See Part I, Item 8 "Description of Securities - Registration Rights." IMSG has advised the Company and Mr. Klein that it currently does not intend to exercise the IMSG Option and the Company and IMSG currently are engaged in discussions regarding a potential transaction in which either of the Company or IMSG may acquire the other entity or in which the Company and IMSG will merge. See Part I, Item 1, "Special Considerations - Need for Additional Capital" and
Part I, Item 1, "Special Considerations -Control by Management; IMSG Option; Conflicts of Interest."

ITEM 8.           DESCRIPTION OF SECURITIES

General

         The Company's authorized capital stock currently consists of 100,000,000 shares of Common Stock, par value $0.01 per share (the "Common Stock") and 10,000,000 shares of serial preferred stock, par value $.001 per share (the "Serial Preferred Stock"). As of January 31, 1998, there were 7,833,902 shares of Common Stock and no shares of Serial Preferred Stock issued and outstanding.

Common Stock

         The holders of Common Stock are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, the holders of a majority of the stock entitled to vote in any election of directors may elect all of the directors standing for election. The holders of Common Stock will be entitled to receive such dividends, if any, as may be declared by the Board from time to time out of legally available funds. Upon the liquidation, dissolution, or winding up of the Company, the holders of Common Stock will be entitled to share ratably in all assets of the Company that are legally available for distribution, after payment of all debts and other liabilities. The holders of Common Stock have no preemptive, subscription, redemption, or conversion rights.

Serial Preferred Stock

         The Board of Directors is authorized, subject to any limitations prescribed by the laws of the state of Nevada, but without further action by the Company's stockholders, to provide for the issuance of Serial Preferred Stock in one or more series, to establish from time to time the number of shares to be included in such series, to fix the designations, powers, preferences and rights of the shares of each such series (including dividend, redemption, sinking fund, conversion, voting and liquidation rights) and any qualifications, limitations, or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the Company's stockholders. The Board of Directors may authorize and issue Serial Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the issuance of Serial Preferred Stock may have the effect of delaying, deterring, or preventing a change in control of the Company. The Company has no current plan to issue any shares of Serial Preferred Stock.

Registration Rights

         In connection with the IMSG Option, the Company and Thomas G. Klein have entered into a registration rights agreement pursuant to which Mr. Klein has certain "demand" and "piggy-back" registration rights. In particular, in the event that the Company registers securities for an initial public offering, Mr. Klein will have the right to cause the Company to include in such initial public offering a portion of his shares of the Company's Common Stock representing up to $1.0 million in value based on the initial public offering price. Mr. Klein's rights to have his shares of Common Stock included in the Company's initial public offering will be subject to cutbacks by the underwriters of that offering.

Certain Provisions of Nevada General Corporation Law

         The provisions of the Company's Amended and Restated Articles of Incorporation (the "Restated Articles") and Amended and Restated Bylaws (the "Restated Bylaws") and the Nevada General Corporation Law (the "Nevada GCL") summarized below may have the effect of discouraging, delaying, or preventing hostile takeovers, including those that might result in a premium over the market price, and discouraging, delaying, or preventing changes in control or management of the Company.

         Combinations with Interested Stockholders under the Nevada GCL. The Company is subject to the provisions of Sections 78.411 through 78.445 of the Nevada GCL. In general, these statutes prohibit a publicly held Nevada corporation from engaging, under certain circumstances, in a "combination" with an "interested stockholder" for a period of three years after the interested stockholder's date of acquiring shares, unless the combination or the purchase of shares made by the interested stockholder on the interested stockholder's date of acquiring shares is approved by the Board of Directors of the corporation before that date. In addition, these statutes generally prohibit a publicly held corporation from engaging in a combination with an interested stockholder after the expiration of three years after the interested stockholder's date of acquiring shares, other than a combination meeting one of the following requirements: (i) a combination approved by the Board of Directors of the corporation before the interested stockholder's date of acquiring shares, or as to which the purchase of shares made by the interested stockholder on that date has been approved by the Board of Directors of the corporation before that date; (ii) a combination approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power not beneficially owned by the interested stockholder proposing the combination, or any affiliate or associate of the interested stockholder proposing the combination; (iii) a combination in which the aggregate amount of the cash and the market value, as of the date of consummation, of consideration other than cash to be received per share by the holders of outstanding common stock of the corporation not beneficially owned by the interested stockholder immediately before that date is at least equal to the higher of (a) subject to certain adjustments, the highest price per share paid by the interested stockholder, at a time when such stockholder was the beneficial owner, directly or indirectly, of five percent or more of the outstanding voting stock of the corporation, for any common stock of the same class or series acquired by such stockholder within three years immediately before the date of announcement with respect to the combination or within three years immediately before, or in, the transaction in which such stockholder became an interested stockholder, whichever is higher, and (b) subject to certain adjustments, the market value per common share on the date of announcement with respect to the combination or on the interested stockholder's date of acquiring shares, whichever is higher; or (iv) a combination in which the aggregate amount of the cash and the market value, as of the date of consummation, of consideration other than cash to be received per share by the holders of outstanding shares of any class or series of stock, other than common stock, not beneficially owned by the interested stockholder immediately before that date is at least equal to the highest of the following, whether or not the interested stockholder has previously acquired any shares of the class or series of stock: (x) subject to certain adjustments, the highest price per share paid by the interested stockholder, at a time when such stockholder was the beneficial owner, directly or indirectly, of five percent or more of the outstanding voting stock of the corporation, for any shares of that class or series of stock acquired by such stockholder within three years immediately before the date of announcement with respect to the combination or within three years immediately before, or in, the transaction in which such stockholder became an interested stockholder, whichever is higher; (y) subject to certain adjustments, the highest preferential amount per share to which the holders of shares of the class or series of stock are entitled in the event of any voluntary liquidation, dissolution or winding up of the corporation, plus the aggregate amount of any dividends declared or due to which the holders are entitled before payment of the dividends on some other class or series of stock; and (z) the market value per share of the class or series of stock on the date of announcement with respect to the combination or on the interested stockholder's date of acquiring shares, whichever is higher. An "interested stockholder" is generally defined in the statutes as a person who is (i) the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the outstanding voting shares of the corporation; or (ii) an affiliate or associate of the corporation and at any time within three years immediately before the date in question was the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the then outstanding shares of the corporation. The statutes define a "combination" to include mergers, consolidations, stock sales and asset based transactions, and other transactions resulting in a financial benefit to the interested stockholder.

         Acquisition of a Controlling Interest under Nevada GCL. The Company is also subject to the provisions of Sections 78.378 through 78.3793 of the Nevada GCL. These sections generally provide that any "control shares" acquired by a person in the direct or indirect acquisition of a "controlling interest" in a Nevada corporation, greater than a level of "controlling interest" previously authorized by the corporation's stockholders, (i) shall be divested of all voting rights, except to the extent that the retention of voting rights is authorized by the stockholders of the corporation other than the acquiring person and associated persons, and (ii) may be redeemed, in whole but not in part, by the corporation at the average price paid for the control shares. These sections define "control shares" as those voting shares which an acquiring person and associated persons acquire in the acquisition of a "controlling interest," greater than a level of controlling interest previously authorized by the corporation's stockholders, or within 90 days immediately preceding the date the acquiring person acquired such greater controlling interest. A "controlling interest" is defined in the statutes as the ownership of voting shares sufficient, but for the provisions of Sections 78.378 through 78.3793, to enable a person, directly or indirectly and individually or in association with others, to exercise (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more, of all of the voting power of the corporation in the election of directors.

         Certain  Charter  Provisions.   The  Company's  Restated  Articles  and
Restated Bylaws contain a number of other provisions relating to corporate governance and to the rights of stockholders. These provisions include the authority of the Board to fill vacancies on the Board, and the authority of the Board of Directors to issue Serial Preferred Stock in series with such voting rights and other powers as the Board of Directors may determine. Among other things, these provisions could have the result of delaying or preventing an acquiror from being able to elect a majority of the Board of Directors, or otherwise obtain control of the Company.

Transfer Agent and Registrar

         The transfer agent and registrar for the Common Stock is Colonial Stock Transfer in Salt Lake City, Utah.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

         The Company's Common Stock is traded on the Nasdaq OTC Bulletin Board under the symbol RACG. The following table sets forth the high and low closing bid information for the Company's Common Stock during the calendar periods indicated.

                                                    High          Low
                                                    ----          ---
           1996:
              Third Quarter ...................  $   2.75      $   2.46
              Fourth Quarter ..................      3.63          1.75

           1997:
              First Quarter ...................  $   2.63      $   1.50
              Second Quarter ..................      2.50          1.50
              Third Quarter ...................      1.94          0.50
              Fourth Quarter ..................      1.63          0.50


         Such quotations reflect inter-dealer bids, without retail mark-up, mark-down or commissions, and may not reflect actual transactions.

         On December 31, 1997 the bid and asked prices of the Company's Common Stock were $0.375 and $0.50 per share, respectively. As of December 31, 1997 there were approximately 425 holders of record of the Company's Common Stock.

         The Company has not declared or paid any cash dividends on its Common Stock and does not intend to declare or pay any cash dividends in the foreseeable future. The payment of dividends, if any, is within the discretion of the Board of Directors and will depend on the Company's earnings, if any, its capital requirements and financial condition, and such other factors as the Board of Directors may consider.

ITEM 2.           LEGAL PROCEEDINGS

         There are no legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incident to the Company's business which is covered by insurance or an indemnity or which is not expected to have a material adverse effect on the Company.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Effective September 5, 1997, the Company dismissed Anderson Anderson & Strong, L.C. ("AAS") and engaged Arthur Andersen L.L.P. ("Arthur Andersen") as its independent public accountants. The change in independent public accountants was approved by the Board of Directors of the Company. AAS's report on the financial statements of the Company for the year ended September 30, 1996, did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the term of AAS' engagement, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of AAS, would have caused it to make reference to the subject matter of the disagreement in connection with its report. Prior to retaining Arthur Andersen, the Company had not consulted with Arthur Andersen regarding the application of accounting principles or the type of opinion that might be rendered on the Company's financial statements. The Company has authorized AAS to respond fully to inquiries from Arthur Andersen.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         From April through June 1996, the Company issued an aggregate of 1,782,667 shares of Common Stock to Oxford & Bond Company, Helby Trading Company, and Elizabeth Clutter for a total subscription price of $990,000, or $.56 per share. The shares were issued pursuant to the exemption provided by Rule 504 of Regulation D under the Securities Act.

         In May 1996, the Company issued an aggregate of 4,250,000 shares to Thomas G. Klein and the other three stockholders of K-Way, Inc. in exchange for all of such persons' shares of K-Way.

         In June 1996, the Company issued an aggregate of 233,000 shares of Common Stock to the 15 stockholders of Klein Competition Components, Inc. ("KCC") in exchange for all of such persons' shares of KCC.

         In October 1996, the Company issued 26,400 shares of Common Stock to Accurate Air Conditioning, Inc. as partial payment for the land and building where the Company conducts its business operations.

         From October 1996 through September 1997, the Company issued an aggregate of 38,536 shares of Common Stock valued at $1.00 per share to six individuals for various services rendered by them to the Company. In May 1997, the Company issued 4,000 shares of Common Stock valued at $1.00 per share to one individual as a portion of the purchase price for equipment acquired by the Company.

         From February through August 1997, the Company issued an aggregate of 403,000 shares of Common Stock to 56 persons for a total purchase price of $403,000, or $1.00 per share. The Company issued these shares pursuant to the exemption provided by Rule 506 of Regulation D under the Securities Act. See
Part I, Item 1, "Special Considerations - Potential Liabilities with Respect to Recent Stock Issuances."

         In April 1996, the Company issued 400,000 shares of Common Stock to State Mutual Insurance Company of Georgia for a total offering price of $200,000, or $.50 per share.

         In May 1997, the Company issued an aggregate of 500,000 shares to five individuals in connection with a failed offering of the Company's securities.

       In December 1997, the Company issued an aggregate of 3,900 shares of Common Stock valued at $.375 per share to 26 employees.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Restated Articles require the Company to indemnify and advance expenses to any person who incurs liability or expense by reason of such person acting as a director of the Corporation, to the fullest extent allowed by the Nevada GCL. This indemnification is mandatory with respect to directors in all circumstances in which indemnification is permitted by the Nevada GCL, subject to the requirements of the Nevada GCL. In addition, the Company may, in its sole discretion, indemnify and advance expenses, to the fullest extent allowed by the Nevada GCL, to any person who incurs liability or expense by reason of such person acting as an officer, employee or agent of the Company, except where indemnification is mandatory pursuant to the Nevada GCL, in which case the Company is required to indemnify such person to the fullest extent required by the Nevada GCL.

         Section 78.751 of the Nevada GCL provides that a corporation may indemnify its directors and officers against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with an action, suit or proceeding in which the director or officer has been made or is threatened to be made a party, if the director or officer acted in good faith and in a manner which the director or officer reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reason to believe the director's or officer's conduct was unlawful. Any such indemnification may be made by the corporation only as ordered by a court or as authorized by the Company's stockholders or Board of Directors in a specific case upon a determination made in accordance with the Nevada GCL that such indemnification is proper in the circumstances. Indemnification may not be made under the Nevada GCL for any claim, issue or matter as to which the director or officer has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines that in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter therein, the director or officer must be indemnified under the Nevada GCL by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by the director or officer in connection with the defense.

         The Company's Restated Articles provide that no director or officer of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such person as a director or officer, except that a director or officer shall be liable, to the extent provided by applicable law, (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) for the payment of dividends in violation of restrictions imposed by Section 78.300 of the Nevada GCL. The effect of this provision in the Restated Articles is to eliminate the rights of the Company and its stockholders, either directly or through stockholders' derivative suits brought on behalf of the Company, to recover monetary damages from a director or officer for breach of the fiduciary duty of care as a director or officer except in those instances provided under the Nevada GCL.

PART F/S

         The Financial Statements required by this Part F/S are set forth in pages F-1 through F-17 of this Registration Statement. No supplementary financial information is required.

                                    PART III
ITEM 1.  INDEX TO EXHIBITS

3.1      First Amended and Restated Articles of Incorporation
3.2      First Amended and Restated Bylaws
4.1      Form of Certificate evidencing shares of Common Stock
4.2      Common Stock Purchase Warrant
10.1 Loan and Option Agreement dated as of September 16, 1997, among International Motor Sports Group, Inc., Andrew L. Evans, Klein Engines & Competition Components, Inc., and Thomas G. Klein*
10.2     Form of Promissory Note to International Motor Sports Group, Inc.
10.3 Registration Rights Agreement dated as of ____________, 1998, between Klein Engines & Competition Components, Inc. and Thomas G. Klein*
10.4 Deed of Trust dated November 29, 1996 between Klein Engineered Competition Components, Inc. and Bank of Arizona
10.5 Note dated November 29, 1996, from Klein Engineered Competition Components, Inc., as borrower, to Bank of Arizona, as lender
10.6 Commercial Security Agreement dated November 29, 1996 between Klein Engineered Competition Components, Inc. and Bank of Arizona
10.7     Guaranty of Thomas G. Klein dated November 29, 1996
10.8 Deed of Trust dated June 30, 1997 between Klein Engines & Competition Components, Inc. and Century Bank
10.9 Promissory Note dated June 30, 1997, from Klein Engines & Competition Components, Inc., as borrower, to Century Bank, as lender
10.10 Business Loan Agreement dated June 30, 1997, between Klein Engines & Competition Components, Inc. and Century Bank
10.11    Commercial Guaranty of Thomas G. Klein dated June 30, 1997
10.12 License Agreement dated July 29, 1997, between Feuling Advanced Technologies, Inc. and Klein Engines & Competition Components, Inc.
16       Letter Re: change in certifying accountant
21       Subsidiaries of the Company
27       Financial Data Schedule

----------------------
*        To be filed by amendment.

ITEM 2.  DESCRIPTION OF EXHIBITS

         The information required by this Item is contained in Part III, Item 1, "Index to Exhibits".

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        KLEIN ENGINES & COMPETITION
                                        COMPONENTS, INC.


Date:  January 31, 1998           By: /s/Thomas G. Klein
                                     -------------------------------------------
                                           Thomas G. Klein
                                           President and Chief Executive Officer

                  KLEIN ENGINES & COMPETITION COMPONENTS, INC.
                   Index to Consolidated Financial Statements

                                                                            Page
                                                                            ----

Report of Independent Public Accountants...............................      F-2

Consolidated Balance Sheet as of September 30, 1997....................      F-3

Consolidated Statements of Operations for the Year
     Ended September 30, 1997 and for the Nine Months
     Ended September 30, 1996..........................................      F-4

Consolidated Statements of Stockholders' Equity for the Year
     Ended September 30, 1997 and for the Nine Months
     Ended September 30, 1996..........................................      F-5

Consolidated Statements of Cash Flows for the Year
     Ended September 30, 1997 and for the Nine Months
     Ended September 30, 1996..........................................      F-6

Notes to Consolidated Financial Statements.............................      F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Klein Engines & Competition Components, Inc.:

We have audited the accompanying consolidated balance sheet of Klein Engines & Competition Components, Inc. (a Nevada corporation) and subsidiaries at September 30, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended September 30, 1997, and for the nine months ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Klein Engines & Competition Components, Inc. and subsidiaries at September 30, 1997, and the results of their operations and their cash flows for the year ended September 30, 1997, and for the nine months ended September 30, 1996, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a significant operating loss in fiscal 1997, has a credit facility outstanding that is due on demand after January 31, 1998, and projects insufficient cash flow from operations to meet its debt service requirements, all of which raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters also are described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

                                                       /s/ Arthur Andersen LLP


Phoenix, Arizona,
  February 2, 1998.

                  KLEIN ENGINES & COMPETITION COMPONENTS, INC.


                           CONSOLIDATED BALANCE SHEET

                               SEPTEMBER 30, 1997


                                     ASSETS

CURRENT ASSETS:
   Cash                                                             $    86,183
   Accounts receivable, net of allowance
     for doubtful accounts of $10,520                                   115,052
   Inventory                                                            938,493
   Prepaid expenses                                                      48,397
                                                                    -----------

                  Total current assets                                1,188,125

PROPERTY AND EQUIPMENT, net                                           2,375,845

OTHER ASSET                                                             290,000
                                                                    -----------

                                                                    $ 3,853,970
                                                                    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of notes payable and capital lease obligations   $   274,515
   Related party notes payable                                           54,972
   Credit facility                                                      125,000
   Accounts payable                                                     200,397
   Income taxes payable                                                  77,759
   Other accrued liabilities                                             48,930
                                                                    -----------

                  Total current liabilities                             781,573
                                                                    -----------

NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS,
   NET OF CURRENT PORTION                                             1,699,701
                                                                    -----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Common stock, $0.001 par value, 50,000,000 shares authorized,
     7,835,693 shares issued and outstanding                              7,836
   Capital in excess of par value                                     2,541,211
   Warrants                                                              10,000
   Accumulated deficit                                               (1,186,351)
                                                                    -----------

                  Total stockholders' equity                          1,372,696
                                                                    -----------

                                                                    $ 3,853,970
                                                                    ===========

 The accompanying notes are an integral part of this consolidated balance sheet.

                  KLEIN ENGINES & COMPETITION COMPONENTS, INC.


                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                    Nine Months
                                                     Year Ended       Ended
                                                    September 30,  September 30,
                                                        1997           1996
                                                     -----------    -----------

SALES                                                $ 2,201,582    $ 1,521,561

COST OF SALES                                          1,727,942      1,159,912
                                                     -----------    -----------

                  Gross profit                           473,640        361,649
                                                     -----------    -----------

OPERATING EXPENSES:
   General and administrative                            706,907        195,048
   Research and development                              199,257           --
   Depreciation                                          122,900         47,405
   Acquisition and financing related expenses            796,366         22,500
                                                     -----------    -----------

                                                       1,825,430        264,953
                                                     -----------    -----------

                  Operating income (loss)             (1,351,790)        96,696
                                                     -----------    -----------

OTHER EXPENSES (INCOME):
   Interest expense                                      102,500         14,582
   Other (income)                                        (45,086)          --
                                                     -----------    -----------

                                                          57,414         14,582
                                                     -----------    -----------

   Income (loss) before provision for income taxes    (1,409,204)        82,114

   Provision for income taxes                               --           19,482
                                                     -----------    -----------

                  Net income (loss)                  $(1,409,204)   $    62,632
                                                     ===========    ===========

   Earnings (loss) per common share                  $      (.20)   $       .01
                                                     ===========    ===========

   Weighted average common shares outstanding          6,952,643      5,186,332
                                                     ===========    ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                  KLEIN ENGINES & COMPETITION COMPONENTS, INC.


                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                      FOR THE YEAR ENDED SEPTEMBER 30, 1997
                AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996

                                                                                          Capital in
                                                                    Common Stock           Excess of
                                                                Shares        Amount    Par Value         Warrants
                                                              -----------   -------- ------------        -----------

Balance, January 1, 1996                                        4,250,000   $   4,250   $    210,857     $        -
   Issuance of common stock for all of the outstanding
     stock of Jamaica Holding Company, Inc.                     1,000,257       1,000         (1,000)             -
   Expenses of merger                                                  -                    (122,596)             -
   Issuance of common stock for subscription receivable           980,000         980        979,020              -
   Expenses of common stock issuance                                   -           -         (90,950)             -
   Payments on stock subscriptions receivable                          -           -              -               -
   Issuance of common stock for all of the outstanding
     stock of Klein Competition Components Inc.                   233,000         233        232,767              -
   Net income                                                          -           -              -               -
                                                              -----------   ---------   ------------     -----------

Balance, September 30, 1996                                     6,463,257       6,463      1,208,098              -
   Issuance of common stock to purchase real estate                26,400          26         26,374              -
   Issuance of common stock to purchase equipment                   4,000           4          3,996              -
   Issuance of common stock for services                           38,536          39         38,497              -
   Issuance of common stock in private placement
     offerings                                                    803,500         804        764,746              -
   Payments on stock subscriptions receivable                          -           -              -               -
   Forgiveness of stock subscription receivable in
     exchange for the extinguishment of a note payable                 -           -              -               -
   Issuance of common stock related to a failed private
     placement                                                    500,000         500        499,500              -
   Issuance of warrants                                                -           -              -           10,000
   Net loss                                                            -           -              -               -
                                                              -----------   ---------   ------------     -----------

Balance, September 30, 1997                                     7,835,693   $   7,836   $  2,541,211     $    10,000
                                                              ===========   =========   ============     ===========

                                                                         Stock
                                                                     Subscriptions    Accumulated
                                                                      Receivable        Deficit           Total
                                                                   --------------  ---------------   ----------
Balance, January 1, 1996
   Issuance of common stock for all of the outstanding              $         -     $     160,221    $     375,328
     stock of Jamaica Holding Company, Inc.
   Expenses of merger                                                         -                -                -
   Issuance of common stock for subscription receivable                       -                -          (122,596)
   Expenses of common stock issuance                                    (980,000)              -                -
   Payments on stock subscriptions receivable                             90,950               -                -
   Issuance of common stock for all of the outstanding                   525,000               -           525,000
     stock of Klein Competition Components Inc.
   Net income                                                                 -                -           233,000
                                                                              -            62,632           62,632
                                                                    ------------    -------------    -------------
Balance, September 30, 1996                                             (364,050)         222,853        1,073,364
   Issuance of common stock to purchase real estate                           -                -            26,400
   Issuance of common stock to purchase equipment                             -                -             4,000
   Issuance of common stock for services                                      -                -            38,536
   Issuance of common stock in private placement
     offerings                                                                -                -           765,550
   Payments on stock subscriptions receivable                            339,050               -           339,050
   Forgiveness of stock subscription receivable in
     exchange for the extinguishment of a note payable                    25,000               -            25,000
   Issuance of common stock related to a failed private
     placement                                                                -                -           500,000
   Issuance of warrants                                                       -                -            10,000
   Net loss                                                                   -        (1,409,204)      (1,409,204)
                                                                    ------------    -------------    -------------
Balance, September 30, 1997                                         $         -     $  (1,186,351)   $   1,372,696
                                                                    ============    =============    =============

                     The accompanying notes are an integral
                part of these consolidated financial statements.

                  KLEIN ENGINES & COMPETITION COMPONENTS, INC.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                    Nine Months
                                                                                 Year Ended           Ended
                                                                               September 30,       September 30,
                                                                                   1997                1996
                                                                             -----------------   -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                         $      (1,409,204)  $        62,632
   Adjustments to reconcile net income (loss) to net cash
     used in operating activities:
       Depreciation                                                                    122,900            47,405
       Common stock issued for acquisition and financing
         related expenses                                                              700,000                -
       Common stock issued for services                                                 38,536                -
       Changes in assets and liabilities-
         Accounts receivable                                                            74,661           (93,179)
         Inventory                                                                    (448,682)         (301,365)
         Prepaid expenses                                                              (23,337)          (24,230)
         Accounts payable                                                               85,345            33,061
         Other accrued liabilities                                                      28,489                -
         Income taxes payable                                                               -             19,482
                                                                             -----------------   ---------------

                  Net cash used in operations                                         (831,292)         (256,194)
                                                                             -----------------   ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                                               (1,615,552)          (15,295)
   Earnest money deposit                                                                    -            (10,000)
                                                                             -----------------   ---------------

                  Net cash used in investing activities                             (1,615,552)          (25,295)
                                                                             -----------------   ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from notes payable                                                       1,125,015                -
   Proceeds from related party notes payable                                                -             29,722
   Proceeds from credit facility                                                       125,000                -
   Proceeds from issuance of warrants                                                   10,000                -
   Payments on notes payable and capital lease obligations                             (55,031)          (27,794)
   Payments on related party notes payable                                              (9,000)               -
   Proceeds from issuance of common stock                                              603,500           233,000
   Proceeds from stock subscriptions receivable                                        339,050           525,000
   Payments for offering related expenses                                              (37,950)               -
   Payments for merger related expenses                                                     -            (97,596)
                                                                             -----------------   ----------------

                  Net cash provided by financing activities                          2,150,584           662,332
                                                                             -----------------   ---------------

NET INCREASE (DECREASE) IN CASH                                                       (296,260)          380,843

CASH AT BEGINNING OF PERIOD                                                            382,443             1,600
                                                                             -----------------   ---------------

CASH AT END OF PERIOD                                                        $          86,183   $       382,443
                                                                             =================   ===============

                     The accompanying notes are an integral
                part of these consolidated financial statements.

                  KLEIN ENGINES & COMPETITION COMPONENTS, INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1997




(1)   ORGANIZATION AND BASIS OF PRESENTATION:

         The Business

Klein Engines & Competition Components, Inc. (the Company) and subsidiaries design, develop, manufacture and recondition a wide variety of high-performance engines and specialty components for use in high-performance engines that are utilized in automobile, marine and airplane racing applications. The Company currently supplies complete racing engines for use in the American Sprint Car Series, World of Outlaws sprint cars, Indy Racing League (IRL), American IndyCar Series, National Hot Rod Association, United States Automobile Club, the Bob Bondurant School of High Performance Driving, and Frank Hawley's Drag Racing School, among others.

The accompanying consolidated financial statements include the accounts of Klein Engines & Competition Components, Inc. and its wholly-owned subsidiaries K-Way, Inc. and Klein Competition Components, Inc. All significant intercompany accounts and transactions have been eliminated.

         Formation of the Company

The Company was originally incorporated in the state of Utah on September 7, 1983 for the purpose of acquiring and operating businesses. On May 21, 1996, the Company acquired K-Way, Inc. (K-Way), a privately-held Nevada corporation, by issuing 4,250,000 shares of common stock for all of the issued and outstanding stock of K-Way. Immediately following the business combination, the stockholders of K-Way held approximately 81% of the outstanding shares of common stock of the Company. For accounting purposes, the acquisition has been treated as a recapitalization of K-Way with K-Way as the acquirer (the "Reverse Acquisition"). Accordingly, the historical financial statements prior to May 21, 1996, are those of K-Way. The Reverse Acquisition is treated as an issuance of shares for cash by K-Way and not as a business combination. As a result, no pro forma information is presented for the Reverse Acquisition. In addition, K-Way changed its year-end from a calendar year basis to a fiscal year ending September 30. Accordingly, the accompanying financial statements include a transition period for the nine months ended September 30, 1996, instead of a full year.

The following table sets forth the unaudited condensed financial information for the year ended September 30, 1996, compared to the audited condensed financial information for the year ended September 30, 1997:

                                                Year Ended September 30,
                                                1997                1996
                                            -------------      -------------
                                                                 (Unaudited)

         Sales                              $   2,201,582      $   1,870,079
         Net income (loss)                     (1,409,204)            (2,758)
         Earnings (loss) per share                  (0.20)             (0.00)

Contemporaneously with the Reverse Acquisition, the Company changed its name from Jamaica Holding Company, Inc. to Klein Engineered Competition Components, Inc. In April 1997, the Company changed its domicile to the state of Nevada by merging with Klein Engines & Competition Components, Inc., a Nevada corporation formed for the purpose of changing the Company's domicile and name.

         Management's Plans

During fiscal 1997, the Company incurred a significant operating loss and has a credit facility outstanding that is due on demand after January 31, 1998. The Company also projects insufficient cash flow from operations to meet its debt service requirements. All of these factors raise substantial doubt about the Company's ability to continue as a going concern. The following are management's plans regarding these matters.

On September 16, 1997, the Company entered into a loan and option agreement with International Motor Sports Group, Inc. (IMSG). Under the terms of that agreement, IMSG will loan the Company up to $560,000, at 12% interest, due on demand after January 31, 1998, secured by all of the fixtures and equipment of the Company presently owned or newly acquired but subordinated to all existing liens. Management of IMSG has represented to the Company that it is not its intent to exercise any demand rights or otherwise demand payment of any or all of the amounts advanced pursuant to the credit facility in the immediate future or during the period while IMSG and the Company are in negotiations to arrive at a definitive agreement of merger or other business combination as described below. As of September 30, 1997, $125,000 had been advanced to the Company under the credit facility. The remainder of the funds available under this agreement were advanced during the first quarter of fiscal 1998 to meet projected equipment purchase obligations and for general working capital requirements. In addition, IMSG has advanced the Company funds for general working capital requirements under separate arrangements. IMSG or its assignees also have an option to acquire all the shares of the Company owned by its president and chief executive officer, Thomas G. Klein, in exchange for an equivalent number of shares of IMSG. Mr. Klein owns approximately 52.6% of the outstanding common stock of the Company. The option expires on March 31, 1998.

IMSG has advised the Company and Mr. Klein that it currently does not intend to execute the IMSG Option, however, the Company and IMSG are currently engaged in discussions regarding a potential transaction in which either the Company or IMSG may acquire the other entity or in which the Company and IMSG will merge. There can be no assurance that any acquisition or merger transaction between the Company and IMSG will be consummated or that IMSG will not exercise its option, and acquire a controlling interest in the Company. In the event that the Company and IMSG fail to consummate an acquisition or merger transaction and IMSG fails to exercise its option and demands payment of the amounts owed by the Company, the Company's existing capital resources, commitments for additional financing, and cash flow from operations may not be sufficient to satisfy the amounts owed to IMSG and the Company's other capital requirements. The Company also will be required to seek additional equity or debt financing to fund its ongoing operations, finance future acquisitions or to develop new product lines, to obtain equipment and inventory necessary to expand its in-house component manufacturing capabilities or to produce additional lines of racing engines, or to take advantage of other business opportunities. The timing and amount of any such capital requirements cannot be predicted at this time. The Company has from time to time encountered difficulties in obtaining adequate financing on acceptable terms and there can be no assurance that such financing will be available on acceptable terms in the future.

From an operations perspective, the Company's strategy is to strengthen its position as a leading manufacturer of high-performance, reliable racing engines and engine components by (i) capitalizing on its established reputation for producing high-quality, durable engines and components at reasonable prices;
(ii) developing and expanding key business lines; (iii) developing its in-house component manufacturing capacity; (iv) emphasizing research and development efforts; and (v) developing strategic alliances and joint development efforts.

The Company believes that race car owners are willing to pay more for a high-quality engine that delivers maximum performance with less frequent rebuilding or repairs. The Company adheres to strict quality manufacturing standards in order to develop engines that deliver competitive power as well as reliability. The Company intends to capitalize on this to increase sales of its engines and to expand into manufacturing and sales of high-performance components.

The Company intends to develop and expand its core business lines. In particular, the Company has recently made significant investments in machinery and tooling necessary to expand its traditional lines of small block and large block Chevrolet engines and to acquire equipment that will be utilized to build Feuling-patented cylinder heads as well as engines for the IRL.

The Company is engaged in a program to develop the in-house capacity to design and manufacture all of the components that make up the "rotating mass" of a high-performance engine, which includes crankshafts, pistons, and connecting rods. The Company believes that developing the ability to design and manufacture certain critical engine components in-house, instead of purchasing those items from independent suppliers, will enable the Company to increase the quality and availability of those components for use in the Company's engines. The Company intends to develop its in-house capacity to design and manufacture critical engine components through a planned program of acquisitions of specialized equipment and engagement of skilled personnel, as well as strategic alliances and acquisitions of complementary businesses when those opportunities arise.

The Company maintains an active research and development program to enable it to improve the performance and durability of its existing engines and components; to develop new materials, parts, and techniques that will enable its engines to produce more power with improved fuel efficiency and reliability; to improve manufacturing procedures, increase manufacturing efficiency, and reduce costs; and to develop and utilize new technological developments.

The Company historically has utilized strategic alliances and joint development efforts as a cost-effective means of developing and producing innovative new engines and components. The Company also has an arrangement to produce and sell a patented cylinder head that provides increased horsepower and torque as well as improved fuel mileage.

The Company's operating results are affected by a wide variety of factors that could adversely impact its net sales and operating results. These factors, many of which are beyond the control of the Company, include the Company's ability to identify trends and technological developments in the motorsports industry and to design, develop, and produce new high performance engines and components that take advantage of those trends and developments; the availability and cost of raw materials, parts, and components used to manufacture or assemble its products; its ability to design and arrange for timely production and delivery of products and components used by customers; seasonality; the performance, dependability, and life cycles of and customer satisfaction with products designed, produced, and marketed by the Company; the timing of expenditures in anticipation of orders; the cyclical nature of the markets served by the Company; and competition and competitive pressures on prices. The Company's ability to increase its sales and marketing efforts to stimulate customer demand and its ability to monitor third-party manufacturing arrangements in order to maintain satisfactory delivery schedules are important factors in its long-term prospects. A slowdown in demand for the Company's products as a result of new products introduced by competitors, general economic conditions, or other broad-based factors could adversely affect the Company's operating results.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Revenue Recognition

The Company recognizes revenue upon shipment. Customer deposits received in advance of delivery are deferred and recognized when the related product is shipped.

         Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, and accounts payable approximate fair value because of the short maturity of these financial instruments. The terms of the Company's notes payable are representative of current market conditions. Therefore, the carrying value of notes payable approximate fair value. Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

         Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of less than three months at the time of purchase to be cash equivalents.

         Allowance for Uncollectible Accounts

The Company provides an allowance for accounts receivable which are doubtful of collection. The allowance is based upon management's periodic analysis of receivables, evaluation of current economic conditions, and other pertinent factors. Ultimate losses may vary from the current estimates and, as additions to the allowance become necessary, they are charged against operations in the period in which they become known. Losses are charged and recoveries are credited to the allowance.

         Inventory

Inventory is stated at the lower of cost (first-in, first-out method) or market, and at September 30, 1997, consists of the following:

         Component parts                              $     648,584
         Work in process                                    104,696
         Finished goods                                     185,213
                                                      -------------
                                                      $     938,493
                                                      =============

         Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which range from five to thirty-nine years. Included in property and equipment are assets held under capital lease. The operating results for the year ended September 30, 1997 and the nine months ended September 30, 1996 include depreciation expense of $41,690 and $15,191 for assets held under capital lease, respectively. Accumulated depreciation for such assets total $112,403 at September 30, 1997.

                                                          1997
                                                      -------------
         Land                                         $     369,626
         Building and improvements                        1,291,400
         Assets held under capital lease                    385,077
         Equipment                                          608,342
                                                      -------------

         Less- accumulated depreciation                    (278,600)
                                                      -------------
                                                      $   2,375,845
                                                      =============

         Income Taxes

The Company provides for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. The principal differences arise as a result of the use of accelerated depreciation methods for federal income tax reporting purposes, certain reserves expensed currently for financial reporting purposes, and compensation not yet deductible for tax purposes.

         Product Returns and Warranties

The Company generally sells its products with a limited 30-day warranty from the date of purchase. The Company's warranties generally provide that in the case of defects in material or workmanship, the Company will, at its option, either repair or replace the defective product without charge. The Company's warranties include provisions intended to limit the Company's liability under such warranties. The Company has not experienced any material warranty claims on its products to date. No provision has been made in the accompanying financial statements for potential warranty claims.

         Earnings (Loss) Per Share

Earnings (loss) per share amounts are computed based on the weighted average number of common shares and common equivalent shares outstanding during the period using the treasury stock method, except that the outstanding shares have been restated to reflect the equivalent number of shares received by the stockholders of K-Way resulting from the Reverse Acquisition described in Note 1.

         New Accounting Pronouncements

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, issued in October 1995, establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 requires either the recognition of compensation cost in the financial statements for those companies that adopt the new fair value based method or expanded disclosure of pro forma net income (loss) and earnings (loss) per share information for those companies that retain the current method set forth in APB Opinion No. 25, Accounting for Stock Issued to Employees. The Company has not adopted the expense recognition provisions of SFAS No. 123; therefore, the new standard has no effect on the Company's financial condition or results of operations. No pro forma information is presented as the Company does not have a stock-based employee compensation plan.

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share, which supersedes APB Opinion No. 15, the existing authoritative guidance. SFAS No. 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997 and requires restatement of all prior-period earnings per share (EPS) data presented. The new statement modifies the calculations of primary and fully diluted EPS and replaces them with basic and diluted EPS. Had the Company adopted SFAS No. 128 for the periods covered by the accompanying financial statements, the "as reported" earnings (loss) per share would not have been any different.

(3)   SUPPLEMENTAL CASH FLOW INFORMATION:

The Company made cash payments of $102,500 and $14,582 for interest during the year ended September 30, 1997 and the nine months ended September 30, 1996.

During the nine months ended September 30, 1996 and the year ended September 30, 1997, the Company acquired $11,537 and $206,365 of equipment through capital leases, respectively. During 1997, the Company restructured certain debt that was secured by approximately $137,595 of property and equipment in the form of a capital lease. See Notes 2 and 7.

On June 18, 1996, the Company issued 980,000 shares of restricted common stock for subscriptions receivable of $980,000. See Note 8.

On December 2, 1996, the Company issued 26,400 shares of the Company's common stock valued at $1.00 per share as partial payment for the purchase of its principal business location. See Note 10.

During 1997, the Company issued 38,536 shares of restricted common stock for services rendered on its behalf and 4,000 shares as partial payment for equipment. See Note 8.

In May 1997, 500,000 shares of restricted common stock were issued for no cash consideration. See Note 8.

During 1997, 400,000 shares of restricted common stock were issued to an insurance company for an amount equal to 50% below the fair market value on the date of issuance. The consolidated financial statements include a noncash charge of $200,000, which represents the difference between the issuance price and the fair value on the date of issuance. See Note 8.

During 1997, the Company forgave a $25,000 stock subscription receivable in exchange for the extinguishment of a note payable.

(4)   ACQUISITION OF KLEIN COMPETITION COMPONENTS, INC.:

Klein Competition Components, Inc. (KCC, Inc.) was organized on March 26, 1996, in the state of Nevada for the purpose of establishing information seminars on the operation of high performance engines and to raise the capital necessary to effect the Reverse Acquisition discussed in Note 1. On June 25, 1996, the Company acquired all of the issued and outstanding common stock of KCC, Inc. in exchange for 233,000 shares of the Company's common stock. All of the assets and liabilities of KCC, Inc., consisting primarily of cash and accounts receivable, were then transferred to the Company. For financial reporting purposes, the historical financial statements of KCC, Inc. have been combined with those of the Company from the inception of KCC, Inc. because both companies were under common control prior to the acquisition. KCC, Inc. remains a wholly-owned subsidiary of the Company.

(5)   OTHER ASSET:

On July 29, 1997, the Company entered into a licensing agreement with Feuling Advanced Technologies, Inc. which grants the Company the right to manufacture and sell (the Right) Center Fire Two Valve Cylinder Head Kits and accessories for Chevrolet big block engines for aftermarket sale worldwide in perpetuity. The agreement specifically precludes sales to any original equipment manufacturers such as Ford Motor Company, General Motors, and Chrysler Corporation. The agreement also grants the Company a right of first refusal to any new products related to Center Fire Two Valve Cylinder Head Kits and accessories. As part of the agreement, the Company agreed to pay $400,000 for the Right plus inventory and tooling with an estimated fair value of $110,000. Accordingly, the purchase price is allocated between inventory and property and equipment ($110,000) and other asset ($290,000). The other asset will be amortized on a straight-line basis over a twenty-four month period. Of the total purchase price, $50,000 was paid on September 16, 1997, with the remaining balance to be remitted in 24 equal monthly payments plus 8% interest beginning December 1, 1997. Royalties of 5% of revenue generated from all products sold (except marine) which utilize any of the technology related to the Center Fire Two Valve Cylinder Head Kits and accessories are payable on a quarterly basis beginning August 1, 1998, subject to a minimum royalty payment of $5,000 per month beginning October 1, 1998. Additional royalties of 10% are due on sales of all marine applications and are payable quarterly.

(6)   INCOME TAXES:

During fiscal 1997, the Company generated a net operating loss for income tax reporting purposes, which, together with other basis differences in assets and liabilities (primarily differences related to accelerated depreciation), resulted in a net deferred tax asset. SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized. The ultimate realization of this deferred tax asset depends on the Company's ability to generate sufficient taxable income in the future. Based on this uncertainty, a valuation allowance has been applied to the entire balance of the deferred tax asset.

The components of the provision for income taxes are as follows:
                                                      1997              1996
                                                  -------------    -------------
         Current tax expense
           Federal                                $          -     $       8,112
           State                                             -             4,867
         Deferred tax expense                                -             6,503
                                                  -------------    -------------

                  Total tax expense               $          -     $      19,482
                                                  =============    =============

(7)   NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS:

Notes payable and capital lease obligations at September 30, 1997, were as follows:

         Note payable - secured by a building, due December 2021,
         monthly payments of $6,931 including interest at 10%.     $    757,276

         Note payable - secured by a building, due July 2017,
         monthly payments of $4,101 including interest at 9.5%.         438,780

         Note payable - secured by shop equipment and licensed
         technology  (see Note 9), due November 1999, monthly
         payments of $15,830 including interest at 8%.                  350,000

         Notes payable - secured by shop equipment, maturity
         dates range from February 2000 to February  2002,
         monthly  payments  range from $340 to $1,929, including
         interest ranging from 10.75% to 16%.                           138,910

         Note payable -  unsecured, interest at 12%, principal of
         $40,000 and interest accrued thereon due on demand after
         December 31, 1997. In connection with this note, the
         Company issued to the lender warrants to purchase up
         to 10,000 shares of common stock for $.01 per share through
         August 27, 2002. For financial reporting purposes, the
         $40,000 in gross proceeds received from the lender are
         allocated between the note ($30,000) and the warrants
         ($10,000) based on their respective estimated fair values.
         The initial carrying amount of the note will be increased by periodic accretion to interest expense so that the carrying
         amount will equal $40,000 on January 1, 1998.                  30,000

         Capital lease of shop equipment, maturity dates range from
         January 2000 to March 2002, monthly payments range
         from $710 to $2,302, including interest ranging from 8.5%
         to 16%.                                                        212,395

         Capital lease of office equipment, maturity dates range from
         August 2000 to October 2001, monthly payments range
         from $710 to $858, including interest ranging from 18.7%
         to 24.5%.                                                       46,855

         Note payable - related party, non interest bearing, due on
         demand, unsecured.                                               4,972

         Note payable - related party, non interest bearing, due on
         demand, unsecured.                                              50,000
                                                                   ------------
                                                                      2,029,188
                  Current portion                                      (329,487)
                                                                   ------------
                  Notes payable and capital lease
                  obligations, net of current portion              $  1,699,701
                                                                   =============

Substantially all of the Company's assets are pledged as collateral as security for its debt.

Maturities of notes payable, capital lease obligations, and related party notes payable for the next five years, net of interest on capital leases, are as follows:

         Year Ended
         September 30,                                           Total
                                                            -------------
           1998                                             $     329,487
           1999                                                   299,290
           2000                                                   157,002
           2001                                                   101,248
           2002                                                    45,498
           Thereafter                                           1,096,663
                                                            -------------
                  Total                                     $   2,029,188
                                                            =============

(8)   STOCKHOLDER'S EQUITY:

On June 18, 1996, the Company completed a private placement offering of 980,000 shares of its restricted common stock for subscriptions receivable totaling $889,050, after deducting offering related expenses of $90,950 that were withheld from amounts due under the stock subscriptions receivable. As of September 30, 1996, the Company had received $525,000 of the subscriptions receivable. During fiscal 1997, the Company received an additional $339,050 and forgave $25,000 of the subscriptions receivable for the extinguishment of a note payable for the equivalent amount.

During 1997, the Company issued 38,536 shares of its restricted common stock for services rendered on its behalf by certain employees and vendors and 4,000 shares as partial payment for equipment. For financial reporting purposes, the shares were issued at $1.00 per share, which approximates the fair value. The accompanying financial statements include a charge of $38,536 for the services.

During 1997, the Company completed a private placement offering of 803,500 shares of its restricted common stock. Of the total offering, 400,000 shares were sold to an insurance company for $.50 per share and 403,500 shares were sold for $1.00 per share. The total proceeds to the Company aggregated $565,550, after deducting offering related expenses of $37,950. Included in acquisition and financing related expenses is a charge of $200,000 for the issuance of shares for consideration that was less than fair market value on the date of issuance (see Note 3).

In May 1997, the Company issued 500,000 shares of its restricted common stock to five individuals in anticipation of completing a $2.0 million private placement offering through the efforts of one or more of those individuals. The private placement never came to fruition. As of September 30, 1997, the Company has been unable to reacquire or cancel the stock certificates representing the 500,000 shares because the holders had already transferred a substantial portion of the shares to third parties. The Company is pursuing this matter vigorously. There are no assurances, however, that the Company will be successful in its efforts to reacquire the shares. Accordingly, based on the available facts and circumstances surrounding the issuance of these shares, the Company has taken a charge of $500,000, which is included in acquisition and financing related expenses, for the fair market value of the shares issued.

(9)   RELATED PARTY TRANSACTIONS:

From time to time the Company issues notes payable to related parties to fulfill working capital requirements (see Note 7). In addition, the Company's president and chief executive officer has personally guaranteed notes payable totaling $1,346,610.

(10)  COMMITMENTS AND CONTINGENCIES:

         Private Placement Offering

Between February and August 1997, the Company completed a private placement of 403,500 shares of Common Stock for total consideration of $403,500. Subsequent to the completion of the private placement, the Company determined that the financial statements disclosed to investors in connection with the private placement required certain revisions to properly account for the Reverse Acquisition. There can be no assurance that purchasers of those shares or any governmental agency will not institute proceedings against the Company for recision or for damages based on alleged omissions or misrepresentations of material information in connection with the sale of such shares. The institution of legal action against the Company arising out of the offering and sale of such shares could result in substantial defense costs to the Company, the diversion of efforts by the Company's management, and the imposition of liabilities against the Company for the amount of the purchasers' investments, plus penalties and interest. The imposition of liabilities against the Company could have a material adverse effect on the Company's financial condition and its results of operations. No amounts have been recorded in the accompanying financial statements in accordance with SFAS No. 5, Accounting for Contingencies, as the likelihood of an unfavorable outcome and the amount of the contingency is unknown.

         Operating Leases

The Company leased its principal business location under a noncancelable operating lease for approximately $3,000 per month. On December 2, 1996, the Company purchased the property for approximately $854,400, consisting of $65,000 cash, a note of $762,000, and 26,400 shares of the Company's common stock valued at $1.00 per share (see Note 3).

          Product Liability Self Insurance

The Company currently does not carry product liability insurance. Although the Company is evaluating the cost and availability of product liability insurance, such coverage is becoming increasingly expensive and difficult to obtain. In addition, the Company has not experienced any product liability claims since its inception. However, any losses that the Company may suffer as a result of product liability claims could have a material adverse effect on the Company's business financial condition and results of operations. The accompanying financial statements do not include any provision for potential product liability claims.
                                      F-17